                            [AMERIDATA LETTERHEAD]



                                          May 24, 1996

Dear Stockholder:

     On behalf of the Board of Directors of AmeriData Technologies, Inc., I am pleased to inform you that on May 20, 1996, AmeriData Technologies, Inc. entered into an Agreement and Plan of Merger with General Electric Capital Corporation ('Parent') and GAC Acquisition I Corp., an indirect wholly-owned subsidiary of Parent ('Purchaser'), pursuant to which Purchaser has commenced today a tender offer to purchase all of the outstanding shares (the 'Shares') of AmeriData Technologies, Inc.'s common stock at $16.00 per Share in cash (the 'Offer'). The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, June 21, 1996.

     Following the successful completion of the Offer, upon approval by stockholder vote, if required, Purchaser will be merged with and into AmeriData Technologies, Inc. (the 'Merger'), and all Shares not purchased pursuant to the Offer will be converted into the right to receive in cash $16.00 per Share or such higher price as may be offered pursuant to the Offer, without interest.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF AMERIDATA TECHNOLOGIES, INC. STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT AMERIDATA TECHNOLOGIES, INC. STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF AMERIDATA TECHNOLOGIES, INC. COMMON STOCK PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 which is being filed with the Securities and Exchange Commission. Among other things, the Board considered the opinion of its financial advisor, Alex. Brown & Sons Incorporated ('Alex. Brown'), that the consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. The enclosed Schedule 14D-9 describes the Board's decision and contains other important financial information relating to that decision. I urge you to read it carefully.

     Accompanying this letter, in addition to the Schedule 14D-9 and Alex. Brown's fairness opinion, is the Offer to Purchase, together with related materials including a letter of transmittal for use in tendering the Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. I urge you to read the enclosed materials carefully and consider all factors set forth therein before making your decision with respect to the Offer.

     I, personally, along with the entire Board of Directors, management and employees of AmeriData Technologies, Inc., thank you for the support you have given AmeriData Technologies, Inc.





                                          Sincerely,

                                          /s/ Gerald A. Poch
                                          Gerald A. Poch
                                          Co-Chairman and Co-President

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 24, 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          AMERIDATA TECHNOLOGIES, INC.
                           (NAME OF SUBJECT COMPANY)

                          AMERIDATA TECHNOLOGIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   03069V103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 GERALD A. POCH
                          CO-CHAIRMAN AND CO-PRESIDENT

                          AMERIDATA TECHNOLOGIES, INC.
                                700 CANAL STREET
                               STAMFORD, CT 06902
                                 (203) 357-1464

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

            GWEN HIGGINS, ESQ.                      JONATHAN L. FREEDMAN, ESQ.
       AMERIDATA TECHNOLOGIES, INC.                      DEWEY BALLANTINE

             700 CANAL STREET                      1301 AVENUE OF THE AMERICAS
            STAMFORD, CT 06902                       NEW YORK, NY 10019-6092
              (203) 357-1464                              (212) 259-8000

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is AmeriData Technologies, Inc., a Delaware corporation (the 'Company'). The address of the principal executive offices of the Company is 700 Canal Street, Stamford, Connecticut 06902. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the 'Schedule 14D-9' or the 'Statement') relates is the common stock, with $.01 par value, of the Company (the 'Common Stock').

ITEM 2. TENDER OFFER OF THE PURCHASER.

     This Statement relates to the tender offer by General Electric Capital Corporation, a New York corporation ('Parent') and its indirect, wholly-owned subsidiary, GAC Acquisition I Corp., a Delaware corporation ('Purchaser'), disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 24, 1996 (the 'Schedule 14D-1'), to purchase all of the outstanding shares (the 'Shares') of Common Stock at $16.00 per Share, net to the Seller in cash, upon the terms and subject to the conditions, set forth in Purchaser's Offer to Purchase dated May 24, 1996 (the 'Offer to Purchase') and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the 'Offer'), copies of which are filed hereto as Exhibits A and B, respectively, and incorporated herein by reference.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 20, 1996 (the 'Merger Agreement'), by and among Parent, Purchaser and the Company, a copy of which is filed hereto as Exhibit C and incorporated herein by reference. Pursuant to the Merger Agreement, as soon as practicable after completion of the Offer and satisfaction or waiver, if permissible, of all conditions to the Merger Agreement, Purchaser will be merged with and into the Company (the 'Merger'), and the Company will become an indirect, wholly-owned subsidiary of Parent (the 'Surviving Corporation'). At the effective time of the Merger (the 'Effective Time'), each Share then outstanding (other than Shares held by Parent, the Purchaser or any other wholly-owned subsidiary of Parent and Shares held by stockholders who perfect their dissenters' rights under Section 262 of the Delaware General Corporation law) will be converted into the right to receive $16.00 in cash or any higher price per Share paid in the Offer.

     Based on information in the Offer to Purchase, the principal executive offices of Purchaser, are located at 6875 Jimmy Carter Boulevard, Suite 3200, Norcross, Georgia 30071 and the principal executive offices of Parent are located at 260 Long Ridge Road, Stamford, Connecticut 06927.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) Name and Address of the Company. The name and address of the Company, which is the person filing this Statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning the Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided by the Purchaser or Parent, respectively, and the Company takes no responsibility for such information.


     (b) Material Contracts, Etc. Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company and/or its affiliates and (i) its executive officers, directors or affiliates and (ii) Parent, its executive officers, directors or affiliates, is described in the Information Statement attached hereto as Schedule I and herein incorporated by reference or set forth below.

          (b)(1) Certain Contracts, Etc. Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its directors and executive officers are described under the captions 'Directors' Compensation', 'Proposal Two: Amendment to the 1991 Stock Option Plan', 'Executive Compensation', 'Security Ownership of Certain Beneficial Owners and Management', 'Executive Compensation--Report of the Compensation Committee' and 'Compensation Committee Interlocks and Insider Participation' on pages 3 through 14 of the Company's Proxy Statement dated April 4, 1996 for the Company's 1996 Annual Meeting of Stockholders (the '1996 Annual Meeting Proxy Statement'), a copy of which was previously sent to stockholders. A copy of such portion of the 1996 Annual Meeting Proxy Statement is filed as Exhibit D hereto and is incorporated herein by reference.

          1991 Stock Option Plan. As described in greater detail in the 1996 Annual Meeting Proxy Statement, the most significant form of long-term incentive compensation for executives of the Company is the grant of stock options under the Company's 1991 Stock Option Plan (the 'Stock Option Plan'). Stock options under the Stock Option Plan ('Plan Options') are granted to executive officers at the fair market value of the Common Stock on the date of grant. The majority of such Plan Option grants do not vest at a rate of more than 25% each year and are exercisable for periods ranging from 5 to 10 years. Exercise prices of Plan Options granted to directors and executive officers range from $2.00 to $14.75 per Share, in each case representing the fair market value of the Common Stock on the date of grant. As of December 31, 1995, Plan Options covering 621,725 Shares were outstanding to the named executive officers, of which Plan Options covering 275,300 Shares were exercisable on such date.

     At the Effective Time, each holder of a then-outstanding Plan Option, whether or not then exercisable, will, in settlement thereof, receive for each share subject to such Plan Option an amount (subject to applicable withholding tax) in cash equal to the difference between the Offer Price (as defined in the Offer to Purchase) and the per share exercise price of such Plan Option, whereupon the Option will be cancelled (except that, with respect to any person subject to Section 16(a) of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), any such amount shall be paid as soon as practicable after the first day payment can be made without liability to such person under Section 16(b) of the Exchange Act). The surrender of a Plan Option to the Company in exchange for such consideration will be deemed a release of any and all rights the holder had or may have had in respect of such Plan Option. The Company has amended the Stock Option Plan to provide that it, among other things, shall terminate as of the Effective Time.


          Employment Agreements. As described in greater detail in the 1996 Annual Meeting Proxy Statement, Messrs. Poch, Fassler and McCleary have entered into employment agreements with the Company which expire in December 1998. Such contracts provide for a base salary of $322,000 for 1996, subject to cost of living increases, and an automobile allowance not to exceed $500 per month. Messrs. Poch, Fassler and McCleary are each also entitled to a bonus equal to 2.5% of the Company's pre-tax income; provided, however, that the bonus and salary for each of Messrs. Poch, Fassler and McCleary for any year shall not exceed an aggregate of $1 million each.

     Messrs. Poch, Fassler and McCleary have each amended their respective employment agreements with the Company (each, an 'Amended Employment Agreement'), effective upon, and subject to, the acceptance by Purchaser of, or payment by Purchaser for, Shares pursuant to the Offer. Upon effectiveness of the Amended Employment Agreements for each of Messrs. Poch and McCleary, such Amended Employment Agreements shall (i) modify and extend to forty-eight months following the executive's termination of employment the provisions relating to such executive's non-competition with the Company, non-solicitation of customers of the Company and non-disclosure of Company information, (ii) provide that the Company can terminate the executive at any time, (iii) provide that the executive's employment with the Company shall be deemed terminated if there is an attempt to change the executive's place of work to a location more than 15 miles from its present location and, in the case of Mr. Poch, if there is a material diminution in the executive's duties, (iv) provide for severance pay
(A) in the amount of $1,000,000 if the executive's employment is terminated (other than for cause or on account of death or disability) during the 12-month period following the effective date of the Amended Employment Agreement and (B) subsequent to such 12-month period, in a lump-sum amount equal to the compensation not yet paid under the terms of sum Amended Employment Agreement if the executive's employment is terminated (other than for cause or on account of death or disability), (v) provide that the Company and the executive will negotiate to amend the bonus provisions in the executive's employment agreement so as not to result in an enlargement or diminution of the executive's right to bonus compensation following the Merger (except as provided in clause (vi) and (vi) in the case of Mr. Poch, provides for a $100,000 increase in the amount of his bonus in respect of each of the first two years following the effective date of his Amended Employment Agreement in order to incentivize Mr. Poch in connection with his management of the disposition of the Company's radio assets.

     Similarly, upon the effectiveness of Mr. Fassler's Amended Employment Agreement, pursuant to such agreement, for a period of two and one-half years, Mr. Fassler will be employed as an advisor to the Company in connection with future mergers and acquisitions by the Company. During the first two years of his amended agreement, Mr. Fassler will be available to the Company for up to 50 days per year and, during the last six months of such agreement, he will be available to the Company for up to 25 days. Mr. Fassler will not be required to perform advisory services on a regular basis at a location which is more than 15 miles from Stamford,

Connecticut, other than reasonable travel requirements. The Company will pay Mr. Fassler (i) $500,000 at the effective date of his amended employment agreement,
(ii) $275,000 per year for the first two years of his Amended Employment Agreement and (iii) $100,000 for the last six months of his Amended Employment Agreement, in each case irrespective of whether the Company uses Mr. Fassler's advisory services. To the extent that the employee benefits which Mr. Fassler received prior to the effective date of his Amended Employment Agreement cannot reasonably be provided to him under the Company's benefit plans, he will receive a cash payment economically equivalent to such benefits. In the event of termination of Mr. Fassler's employment prior to the end of the Amended Employment Agreement's term (other than for cause), Mr. Fassler is entitled to receive a lump sum payment equal to Mr. Fassler's compensation pursuant to such agreement, discounted based on the prime rate of Chemical Bank then in effect. The non-competition, non-solicitation and non-disclosure provisions of Mr. Fassler's employment agreement have been amended by his Amended Employment Agreement in the same manner described above concerning Messrs. Poch and McCleary. Although Mr. Fassler's original employment agreement would have provided for future bonuses, his Amended Employment Agreement does not provide for such bonuses.

     A copy of each of Mr. Poch's and Mr. McCleary's employment agreement is attached hereto as Exhibits K and M, respectively, and incorporated herein by reference. A copy of each of Messrs. Poch's, McCleary's and Fassler's Amended Employment Agreement is attached Exhibits L, N and O, respectively, and incorporated herein by reference.

     Additionally, in connection with the acquisition of David Mitchell & Associates, Inc., AmeriData Consulting, Inc. entered into an employment agreement dated September 9, 1994 with David F. Mitchell, President of AmeriData Consulting, Inc., a wholly-owned subsidiary of the Company. The agreement expires on December 31, 1999 and provides for a base salary of up to $250,000 per year, subject to annual increases at the discretion of the Board of Directors, and an automobile allowance not to exceed $500 per month. The agreement provides that Mr. Mitchell is entitled to an annual bonus equal to 10% of the pre-tax income of AmeriData Consulting, Inc. and its subsidiaries commencing in 1996; provided, however, that the bonus and salary for Mr. Mitchell for any year shall not exceed an aggregate of $1 million.

          AmeriData Technologies, Inc. Employee Savings Plan. The executive officers of the Company are eligible to participate in the AmeriData Technologies, Inc. Employee Savings Plan (the 'Savings Plan'). The Savings Plan is a tax-qualified, profit-sharing plan which allows the executive officers to make salary-deferral elections pursuant to Section 401(k) of the Internal Revenue Code and provides for a discretionary Company matching contribution. To date, no matching contributions have been made by the Company to the Plan. One of the investment alternatives available under the Savings Plan is the Common Stock Fund which is entirely invested in Common Stock. The trustee of the Savings Plan votes all Shares of the Common Stock held under the Savings Plan on each matter presented to the shareholders in such manner as it determines in its discretion. Accordingly, such trustee will have the right to vote on the Merger with respect to Shares held under the Savings Plan. In connection with the Merger, all Common Stock held under the Savings Plan will be converted into cash at the Offer price.


          (b)(2) The Merger Agreement. The summary of the Merger Agreement contained in the Offer to Purchase, which has been filed with the Commission as Exhibit A to the Schedule 14D-1, is filed herewith as Exhibit C and incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. The following summarizes certain portions of the Merger Agreement which relate to arrangements among the Company, Parent and the Company's executive officers and directors. The summary of the Merger Agreement contained in the Offer to Purchase and the following summary are each qualified in their entirety by reference to the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer. Purchaser has expressly reserved the right to increase the price per Share payable in the Offer or to make any other changes in the terms and conditions of the Offer, except that without the prior written consent of the Company, Purchaser has agreed that it will not (i) decrease or change the form of the Offer Price or decrease the number of Shares sought pursuant to the Offer, (ii) impose additional conditions to the Offer, (iii) extend the expiration date of the Offer (except as required by law or the applicable rules and regulations of the Securities and Exchange Commission (the 'Commission') and except that Purchaser may extend the expiration date of the Offer (x) for up to twenty

(20) business days after the initial expiration date or (y) for longer periods (not to exceed 120 calendar days from the date of commencement) in the event that any condition to the Offer is not satisfied), or (iv) amend any term of the Offer in any manner adverse to stockholders; provided, however, that, except as set forth above, Purchaser may waive any condition to the Offer in its sole discretion; and provided further, that the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the Commission. Assuming the prior satisfaction or waiver of the conditions to the Offer, Purchaser will accept for payment, and pay for, in accordance with the terms of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practical after the expiration date thereof.

     Payment for Shares. Prior to the Effective Time, Parent will deposit or shall cause to be deposited with the Paying Agent (as defined in the Merger Agreement) in a separate fund established for the benefit of the holders of Shares, for payment in accordance with the Merger Agreement (the 'Payment Fund'), immediately available funds in amounts necessary to make the payments pursuant to the Merger Agreement to holders of Shares (other than the Company or any wholly-owned Subsidiary of the Company or Parent, Sub or any other wholly-owned Subsidiary of Parent, or holders of Dissenting Shares). The Paying Agent shall, pursuant to irrevocable instructions, pay the Merger Consideration out of the Payment Fund.

     Any portion of the Payment Fund which remains undistributed to the holders of Shares for six months after the Effective Time shall be delivered to the Company, upon demand, and any holders of Shares who have not theretofore complied with the Merger Agreement and the instructions set forth in the letter of transmittal mailed to such holder after the Effective Time shall thereafter look only to the Company for payment of the Merger Consideration (as defined in the Merger Agreement) to which they are entitled; provided that if, but only if, the Company shall have defaulted in its obligation to make such payment within a reasonable period of time after receipt of written request therefor from any such holder, such holder may thereafter look to Parent for payment of the Merger Consideration to which they are entitled. All interest accrued in respect of the Payment Fund shall inure to the benefit of and be paid to Parent.

     Board Representation. The Merger Agreement provides that promptly upon the purchase pursuant to the Offer by Parent or any of its subsidiaries (including Purchaser) of such number of Shares which represents at least a majority of the Shares outstanding, and from time to time thereafter, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board that equals the product of (x) the number of directors (the 'Parent's Designees') on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such number being, the 'Board Percentage'), and the Company will, subject to Parent's having theretofore provided the Company with the information with respect to the Parent's Designees required pursuant to compliance with
Section 14(f) of the Exchange Act, promptly satisfy the Board Percentage by (i) increasing the size of the Board or (ii) securing the resignations of such number of directors as is necessary to enable Parent's Designees to be elected to the Company's Board (and the Company shall use its best efforts to cause the then remaining members of the Board to promptly so elect Parent's Designees). At the request of Parent, the Company will take, at the Company's expense, all lawful action necessary to effect any such election, including, without limitation, mailing to the Company's stockholders the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, unless such information has previously been provided to the Company's stockholders in the Schedule 14D-9. Following the election or appointment of Parent's Designees pursuant to the Merger Agreement and prior to the Effective Time, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Parent or Purchaser, or waiver of the Company's rights under the Merger Agreement will require the concurrence of a majority of directors of the Company then in office who are directors on the date of the Merger Agreement and who voted to approve the Merger Agreement; provided that if there are no such directors, such actions may be effected by majority vote of the entire Board of Directors of the Company.

     Consideration to be Paid in the Merger. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the Delaware General Corporation Law (the 'DGCL'), Purchaser will be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation. At the Effective Time, by virtue of the Merger, each Share issued and outstanding immediately prior to the Effective Time (excluding shares owned, directly or indirectly, by the Company or any wholly-owned subsidiary of the Company or by Parent, Purchaser or any other wholly-owned subsidiary of Parent and excluding Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive the Merger Consideration, without any interest thereon, upon surrender and exchange of a certificate which immediately prior to the Effective Time represented such Shares (each, a 'Certificate'). Each share of the capital stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation which will thereupon become an indirect, wholly-owned subsidiary of Parent. Each Share of Company Common Stock and all other shares of capital stock of the Company that are owned by the Company and all Shares and other shares of capital stock of the Company owned by Parent, Purchaser or any other wholly-owned subsidiary of Parent or the Company will be cancelled and retired and will cease to exist and no consideration will be delivered or deliverable in exchange therefor. Subject to the provisions of the Merger Agreement, the Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware or at such time thereafter as is provided in the Certificate of Merger.

     Options, Warrants and Other Purchase Rights. After the Effective Time, each holder of (i) a then outstanding option (collectively, the 'Employee Options') to purchase Shares under the Stock Option Plan and the Option Agreements (as defined in the Merger Agreement) between the Company and certain of its officers, directors, employees and consultants (the 'Stock Option Plans'), (ii) a Warrant (as defined in the Merger Agreement), and (iii) except as provided in the Merger Agreement, any other option, warrant or other right to acquire (upon purchase, exchange, conversion or otherwise) Shares (collectively, the 'Other Options' and, together with the Employee Options, the 'Options'), shall upon exercise of such Option or Warrant in accordance with its terms, be entitled to receive for each Share subject to such Option or Warrant, in settlement and cancellation thereof, an amount (subject to any applicable withholding tax) in cash equal to the difference between the Offer Price and the per Share exercise price of such Option or Warrant, as the case may be, to the extent such difference is a positive number; provided, however, that with respect to any person subject to Section 16(a) of the Exchange Act, any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act.

     At the Effective Time, each holder of a right to purchase Shares under the Company's 1991 Stock Purchase Plan (the 'Stock Purchase Plan') pursuant to any offering under the Stock Purchase Plan (a 'Right'), whether or not then exercisable, shall, in settlement and cancellation thereof, receive for such Right an amount (subject to any applicable withholding tax) in cash (such amount being hereinafter referred to as the 'Rights Consideration') equal to the sum of
(i) the product of such holder's Accrued Shares (as defined below) with respect to such offering times the difference between (A) the Offer Price and (B) the lower of (I) 85% of the fair market value of the Shares on the effective date of the related offering under the Stock Purchase Plan (determined in accordance with the Stock Purchase Plan) and (II) 85% of the fair market value of the Shares on the date immediately prior to the public announcement of the Offer (such lower amount with respect to an offering, the 'Applicable Per Share Price'), to the extent such difference is a positive number, plus (ii) an amount equal to the aggregate amount in such holder's payroll deduction account with the Company with respect to such offering at the Effective Time (the 'Related Deduction Account Amount'); provided, however, that with respect to any person subject to Section 16(a) of the Exchange Act, any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act. Upon receipt of the related Rights Consideration, the Right shall be canceled and such receipt shall be deemed a release of any and all rights the holder had or may have had in respect of any and all rights the holder had or may have had in respect of such Right. The 'Accrued Shares' of a holder of a Right with respect to any offering under the Stock Purchase Plan shall mean the amount obtained by dividing (I) the Related Deduction Account Amount with respect to such offering by (II) the Applicable Per Share Price with respect to such offering, rounded up to the next whole share.

     After the Effective Time, each holder of a Subordinated Debenture (as defined below) shall be entitled to receive, upon conversion thereof in accordance with the terms thereof, in settlement and cancellation thereof, solely an amount (subject to any applicable withholding tax) in cash equal to the amount receivable upon the consummation of the Merger by a holder of that number of Shares into which the Subordinated Debentures of such holder were convertible immediately prior to the Merger. The foregoing will apply whether such conversion of the Subordinated Debenture occurs upon conversion of any of the Preferred Securities in accordance with the terms thereof or otherwise.

     Prior to the Effective Time, the Company will use its commercially reasonable efforts to obtain all necessary consents or releases from holders of Options, Warrants, Rights, Preferred Securities and Suboridnated Debentures (collectively, the 'Equity Purchase Rights') and shall take all such other lawful action as may be necessary to give effect to the transactions described above. Prior to the Effective Time, the Company will (i) terminate the Stock Option Plans and Stock Purchase Plan without liability to the Company or the Surviving Company (other than as contemplated by the Merger Agreement) as of the Effective Time and terminate or cancel as of the Effective Time the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary thereof and (ii) take all action reasonably necessary to ensure that following the Effective Time no holder of any Equity Purchase Right or participant in any other plan, program or arrangement shall have any right thereunder to acquire equity securities of the Company, the Surviving Corporation or any subsidiary thereof.

     Dissenting Shares. Shares that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such shares in accordance with Section 262 of the DGCL (collectively, the 'Dissenting Shares') will not be converted into or represent the right to receive the Merger Consideration. Such shares instead will, from and after the Effective Time, represent only the right to receive payment of the appraised value of such shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares under such Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration upon surrender, in the manner provided in the Merger Agreement, of the Certificate or Certificates that, immediately prior to the Effective Time, evidenced such shares.

     Stockholder's Meeting. The Merger Agreement provides that the Company will, as soon as practicable following the acceptance for payment of and payment for Shares by Purchaser in the Offer, duly call, give notice of, convene and hold a stockholders' meeting (the 'Company Stockholders' Meeting') for the purpose of approving the Merger Agreement and the transactions contemplated thereby. At the Company Stockholders' Meeting, the Company's Board will recommend to its stockholders the adoption and approval of the Merger Agreement and the transactions contemplated thereby. As soon as practicable following the acceptance for payment of and payment for Shares by Purchaser in the Offer, the Company and Parent will prepare and file with the Commission a proxy statement, if necessary. The Company shall use its best efforts to respond to all Commission comments with respect to the proxy statement and to cause the proxy statement and the form of proxy, which will comply as to form with all applicable laws, to be mailed to the Company's stockholders at the earliest practicable date.

     Notwithstanding the preceding paragraph, in the event that Purchaser or any other subsidiary of Parent acquires at least 90% of the outstanding Shares in the Offer, the parties to the Merger Agreement have agreed, at the request of Purchaser, to take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after the expiration of the Offer, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL. Subject to the foregoing sentence, Parent will cause Purchaser to take all actions necessary to approve the Merger Agreement and the transactions contemplated thereby.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties. These include representations and warranties by the Company to Parent and Purchaser with respect to (i) organization; standing and power, (ii) capital structure, (iii) authority; no violations; consents and approvals, (iv) Commission documents; financial statements, (v) information supplied, (vi) compliance with applicable laws,
(vii) litigation, (viii) taxes, (ix) pension and benefit plans; ERISA, (x) absence of certain changes or events, (xi) no undisclosed material liabilities,
(xii) opinion of financial advisor, (xiii) vote required, (xiv) labor matters,
(xv) intangible property, (xvi) environmental matters, (xvii) real property; other assets, (xviii) insurance, (xix) material contracts, (xx) related party transactions, (xxi) liens, (xxii) brokerage fees and commissions; other fees, (xxiii) no excess parachute payments, (xxiv) state takeover statutes, (xxv) pending and proposed transactions and (xxvi) media interests.

     Parent and Purchaser also have made certain representations and warranties to the Company with respect to (i) organization; standing and power, (ii) authority; no violations; consents and approvals; (iii) interim operations of Purchaser, (iv) information supplied, (v) brokerage fees and commissions and
(vi) financial capability.

     Conduct of Business Pending the Merger. The Company has agreed that during the period from the date of the Merger Agreement and continuing until the Effective Time (except as Parent otherwise consents to in writing), the Company and its subsidiaries will carry on their businesses in the ordinary course in substantially the same manner as previously conducted, and will use all reasonable efforts to preserve intact its present business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business will not be impaired in any material respect at the Effective Time. Except as provided in the Merger Agreement, the Company has further agreed that neither it, nor any of its subsidiaries will: (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except for cash dividends or distributions paid on or with respect to the capital stock of a wholly-owned subsidiary and except for cash distributions payable with respect to the Preferred Securities (as defined in the Merger Agreement) in accordance with their present terms; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock; (iii) redeem, repurchase or otherwise acquire, or propose to redeem, repurchase or otherwise acquire, or permit any subsidiary to purchase or otherwise acquire, any shares of its capital stock; (iv) grant any options, warrants or rights to purchase Shares; (v) amend or reprice any Option or Warrant or the Stock Option Plans or the Rights or the Stock Purchase Plan; (vi) issue, deliver or sell, or pledge or otherwise encumber, or authorize or propose to issue, deliver or sell, or pledge or otherwise encumber, any shares of its capital stock of any class or series, any Company Voting Debt (as defined in the Merger Agreement) or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, Company Voting Debt or convertible or exchangeable securities, other than the issuance of Shares upon (A) the exercise of Options outstanding on the date of the Merger Agreement in accordance with their present terms, (B) the exercise of the Warrants outstanding on the date of the Merger Agreement in accordance with their present terms, (C) the exercise of Rights pursuant to the Stock Purchase Plan in accordance with their present terms, and (D) the conversion of the Subordinated Debentures by the holders thereof in accordance with their present terms; (vii) amend or propose to amend its Certificate of Incorporation or Bylaws or other comparable constituent documents; (viii) acquire or agree to acquire by merger or consolidation or purchase of a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or any assets that are material, individually or in the aggregate, to the Company and its subsidiaries as a whole; (ix) sell, lease, encumber or otherwise dispose of or agree to sell, lease (whether such lease is an operating or capital lease), encumber or otherwise dispose of any asset (except for dispositions in the ordinary course of business consistent with past practice which are not (other than sales of inventory) material, individually or in the aggregate to the Company and its subsidiaries); (x) authorize, recommend, propose, adopt or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of its subsidiaries other than the dissolution of Dormant Subsidiaries (as defined in the Merger Agreement); (xi) take or agree or commit to take any action that is reasonably likely to result in any of the Company's representations or warranties pursuant to the Merger Agreement being untrue in any material respect, or in any of the conditions to the Merger Agreement not being satisfied; (xii) grant any increases in the compensation of any of its directors, officers or key employees other than regularly scheduled increases representing (in the case of all directors and officers, and all key employees whose annual compensation (including salary and bonus) exceeds $100,000) an aggregate increase of not more than 5%; pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing Company Benefit Plans or Company Pension Plans (each as defined in the Merger Agreement) as in effect on the date of the Merger Agreement to any such director, officer or key employee, whether past or present; enter into any new, or materially amend any existing, employment or severance or termination agreement with any such director, officer or key employee other than At-Will Employment Agreements (as defined in the Merger Agreement) providing for total annual compensation (including salary and bonus) of less than $100,000; terminate or amend the Amended Employment Agreements of Messrs. Poch, Fassler or McCleary; or, except as may be required to comply with applicable law, become obligated under any new Company Employee Benefit Plan or Company Pension Plan (each as defined in the Merger Agreement), which was not in existence on the date of the Merger Agreement, or amend any such plan or arrangement in existence on the date of the Merger Agreement if such amendment would have the effect of materially enhancing any benefits thereunder;
(xiii) assume or incur any Indebtedness (as defined in the Merger Agreement) for borrowed money (other than pursuant to credit facilities existing on the date of the Merger Agreement in accordance with their present terms) or guarantee any such Indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its subsidiaries or guarantee any debt securities of others or enter into any lease (whether such lease is an operating or capital lease) or create any mortgages, liens, security interests or other encumbrances on the assets or property of the Company or any of its subsidiaries in connection with any Indebtedness thereof (other than security interests arising pursuant to mortgages or other security agreements in effect on the date of the Merger Agreement covering credit facilities existing on the date of the Merger Agreement), or enter into any 'keep well' or other agreement or arrangement to maintain the financial condition of another Person (as defined in the Merger Agreement) or make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly-owned subsidiary of the Company and other than loans or advances to customers and employees in the ordinary course of business consistent with past practice; (xiv) enter into, modify, rescind, terminate, waive, release or otherwise amend in any material respect any of the terms or provisions of any contract agreement, commitment, arrangement or right specified on a certain schedule to the Merger Agreement or which, if such contract, agreement, arrangement or right had existed as of the date of the Merger Agreement, would have been required to be so specified; provided, however, that the foregoing does not limit the right of the Company or any of its subsidiaries to enter into certain contracts in the ordinary course of business consistent with past practice and involving annual payments of not more than $5,000,000;
(xv) permit a material change in any of its financial reporting, tax, or accounting practices or policies or in any assumption underlying such practices or policies, or in any method of calculating any bad debt, contingency, or other reserve for financial reporting purposes or for other accounting purposes, except as may be required by generally accepted accounting principles; (xvi) except for capital expenditures for MIS and rental inventory purchases, make or authorize any capital expenditures in excess of $100,000 individually and $500,000 in the aggregate per month; (xvii) make any tax election or settle or compromise any material tax liability; or (xviii) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of any of its liabilities or obligations, or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party. The Company has further agreed that it and its subsidiaries will: (i) confer with Parent to the extent reasonably requested by Parent, report on operational matters and promptly advise Parent orally and in writing of any change or event having, or which, insofar as reasonably can be foreseen, could have, a Material Adverse Effect (as defined in the Merger Agreement) on the Company, and promptly provide Parent (or its counsel) with copies of all filings made by the Company with the Commission or any other state, federal or foreign Governmental Entity (as defined in the Merger Agreement), in connection with the Merger Agreement and the transactions contemplated thereby; (ii) prepare and timely file any income tax return of the Company or any subsidiary that has not yet been filed and is required to be filed on or prior to the Effective Time, in a manner consistent with prior years and all applicable laws and regulations (or shall obtain a valid extension of time in which to make such filings); (iii) promptly inform Parent of any notice or other communication from any person alleging that their consent is or may be required in connection with the transactions contemplated by the Merger Agreement; (iv) promptly inform Parent of any notice or other communication from any Governmental Entity in connection with the transactions contemplated by the Merger Agreement; (v) promptly inform Parent of any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any subsidiary which, if pending on the date of the Merger Agreement, would have been required to have been disclosed pursuant to the Merger Agreement or which relate to the consummation of the transactions contemplated by the Merger Agreement; and (vi) maintain its books and records in the usual manner and consistent with past practice.

     Other Agreements. The Company, Purchaser and Parent have agreed to take all reasonable actions necessary to comply promptly with all legal requirements which may be or may have been imposed on such party with respect to the Offer, the Merger (including furnishing all information required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the 'HSR Act') and in connection with approvals of or filings with any other Governmental Entity) and the Stockholders Agreement and to cooperate with and furnish information to each other. Without limiting the generality or effect of the foregoing, the Company will, and will cause its subsidiaries to, take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party, required to be obtained or made by the Company, Parent or any of their subsidiaries in connection with the Offer, the Merger, the Merger Agreement, or the taking of any action contemplated hereby or thereby; provided, however, that Parent need not so comply if required by the Department of Justice or any other Governmental Entity to hold separate, sell or otherwise dispose of any subsidiary of Parent or the Company or assets or properties of any of the foregoing, in each case, or to agree to any conditions deemed by Parent to be adverse to it or the Company (or any of their respective subsidiaries).

     No Solicitation. The Merger Agreement provides that from and after the date of the Merger Agreement until the termination of the Merger Agreement, the Company will not, and will not permit or authorize any of its subsidiaries, or any of its or their officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its subsidiaries) to, directly or indirectly, initiate, solicit or encourage (including by way of furnishing non-public information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or to obtain or with respect to an Acquisition Proposal or agree to or endorse any Acquisition Proposal, provided, however, that prior to the Company Stockholders' Meeting, if in the good faith opinion of the Board, based on the advice of outside legal counsel, the failure to proceed in accordance with clause (A) and/or (B) below of this paragraph would violate its fiduciary duties to the stockholders under applicable law, the Company may, subject to compliance with certain notice requirements to Parent concerning any inquiry with respect to or which could lead to any Acquisition Proposal as specified in the Merger Agreement, in response to an unsolicited written bona fide Acquisition Proposal that in the good faith opinion of the Board of Directors of the Company, based on the advice of an independent nationally recognized financial advisor and outside legal counsel, would reasonably be expected to result in a Superior Proposal (as defined below), (A) furnish information with respect to the Company to such person making such proposal pursuant to a customary confidentiality agreement with such person and (B) participate in negotiations regarding such Acquisition Proposal; provided that, in the case of clauses (A) and (B) above, the Company has provided a written notice to Parent of its intention to proceed under such clause (A) or (B) above. The Merger Agreement further provides that without limiting the foregoing, any violation of the restrictions set forth in the preceding sentence by any director or executive officer of the Company or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative of the Company or any of its subsidiaries, acting on behalf or under authority of the Company or any subsidiary of the Company, would be deemed to be a breach of this paragraph by the Company. For purposes of the Merger Agreement, 'Acquisition Proposal' means an inquiry, offer or proposal regarding any of the following (other than the transactions between the Company, Parent and Purchaser contemplated under the Merger Agreement) involving the Company or any of its subsidiaries: (w) any merger, consolidation, share exchange, recapitalization, business combination, or other similar transaction; (x) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of transactions; (y) any tender offer or exchange offer for or other purchase of 20% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith; or (z) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     The Company has also agreed that, except as set forth in the Merger Agreement, the Board and any committee thereof will not (A) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by such Board or any such committee of the Merger or the Merger Agreement, (B) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (C) enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the preceding sentence, in the event that prior to the Company Stockholders' Meeting, the Company's Board determines in good faith, based on the advice of outside counsel, that the failure to proceed in accordance with clause (x), (y) and/or (z) below of this paragraph would violate its fiduciary duties to the Company's stockholders under applicable law, the Company's Board of Directors may (subject to the terms of this sentence and the following sentence) (x) withdraw or modify its recommendation of the Merger or the Merger Agreement, (y) approve or recommend a Superior Proposal, and (z) cause the Company to enter into an agreement with respect to a Superior Proposal, in each case at any time following Parent's receipt of a written notice advising Parent that the Company's Board of Directors has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal; provided that the Company will not take any of the actions specified in such clauses (x), (y) or (z) unless the Company has furnished Parent with written notice (defined in the Merger Agreement) specifying such actions to be taken no later than 12:00 noon New York City time four business days prior to the date such actions are proposed to be taken and will not take any of the actions set forth in clauses
(y) or (z) above if, after taking into account modifications to the Merger Agreement proposed by Parent, such Acquisition Proposal would not be a Superior Proposal. In addition, if the Board or the Company proposes to take any of the actions permitted by the preceding sentence with respect to any Acquisition Proposal, then the Company will, prior to taking such action, pay, or cause to be paid, to Parent the Expenses (as defined below) and the Termination Fee (as defined below), and, in the case of clauses (y) and (z), cause the person making the Superior Proposal to acknowledge such obligations.

     Under the Merger Agreement, the term 'Superior Proposal' means any bona fide Acquisition Proposal that has the following characteristics: (x) it is a proposal to acquire, directly or indirectly, for consideration consisting of cash and/or readily marketable securities, (A) Shares representing 100% of the voting power of (I) the outstanding Shares, (II) the Shares issuable upon (aa) the conversion of the Subordinated Debentures, (bb) the exercise of the options outstanding and (cc) the exercise of the warrants outstanding, or (B) all or substantially all the assets of the Company, (y) the terms of such proposal in the good faith judgment of the Company's Board of Directors (based on the written opinion of an independent financial advisor of nationally recognized reputation) provide a per share consideration to the stockholders which is higher than the per share consideration provided by the Merger (after taking into account any modifications to the Merger Agreement proposed by Parent) and
(z) the transactions envisioned by such proposal, in the good faith judgment of the Board, based on the advice of an independent nationally recognized financial advisor and outside legal counsel, is readily financeable and reasonably likely to be consummated without unreasonable delay or unusual conditions compared to the transactions contemplated by the Merger Agreement.

     In addition to the obligations set forth in the Merger Agreement with respect to an Acquisition Proposal as stipulated in the Merger Agreement, the Company will immediately advise Parent orally and in writing of any request for information relating to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry with respect to or which could lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person making any such request, Acquisition Proposal or inquiry. The Company will keep Parent fully and timely informed of the status and details (including amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

     Fees and expenses. The Merger Agreement provides that, except as described below, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring the expense. The Company has agreed to immediately pay, or cause to be paid, in same day funds to Parent the Termination Payment upon demand if
(a) Parent terminates the Merger Agreement in the event that (i) the Board of Directors of the Company or any committee thereof withdraws or modifies its approval or recommendation of the Merger Agreement or the Merger or approves or recommends an Acquisition Proposal or resolves to do any of the foregoing or
(ii) the Company enters into an agreement with respect to an Acquisition Proposal; (b) the Company terminates the Merger Agreement in the event that (x) the Company's Board withdraws or modifies its approval or recommendation of the Merger Agreement or the Merger or (y) the Company enters into a definitive agreement pursuant to an Acquisition Proposal as stipulated in the Merger Agreement; (c) the Offer terminates, is withdrawn, is abandoned or expires by reason of the failure of any condition set forth in Exhibit A to the Merger Agreement to be satisfied and prior to such termination a bona fide Acquisition Proposal shall have been made; or (d) Parent or the Company terminates the Merger Agreement in the event that Company Stockholder Approval has not been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of shareholders or at any adjournment thereof and prior to such termination a bona fide Acquisition Proposal shall have been made or (e) the Company terminates the Merger Agreement in the event that the Offer shall have expired or have been withdrawn, abandoned or terminated without any Shares being purchased by Purchaser thereunder on or prior to the 120th day after May 24, 1996 and, prior to such termination, a bona fide Acquisition Proposal shall have been made. 'Termination Payment' means the sum of (i) all of Parent's out-of-pocket expenses incurred in connection with the transactions contemplated by the Merger Agreement (the 'Expenses') and (ii) $10,000,000 (the 'Termination Fee'); provided that if at or prior to the time the Termination Payment is payable the Company has entered into a definitive agreement with a third party for such third party to acquire the Company in a transaction which would qualify to be accounted for, under applicable guidelines of the Commission, as a pooling of interests transaction but for the size of the Termination Payment, then the amount of the Termination Payment shall be reduced to the extent necessary to enable such transaction to qualify as a pooling of interests (but in no event will the Termination Payment be reduced below 1% of the transaction value). The amount of Expenses so payable shall be the amount set forth in an estimate delivered by Parent upon termination subject to upward or downward adjustment as provided in the next sentence. In the event that Parent's actual out-of-pocket expenses exceed such estimate, the amount of any such excess shall be payable upon demand, and in the event that Parent's actual expenses are less than the amount of such estimate, Parent shall promptly refund such lesser amount.

     Brokers or Finders Fees. Pursuant to the Merger Agreement, the Company agrees to indemnify and hold Parent harmless from and against any and all claims, liabilities or obligations with respect to any fees, commissions or expenses asserted by any Person to the extent such fee, commission or expense is attributable to any action taken by or on behalf of the Company or any of its subsidiaries or affiliates. Parent agrees to indemnify and hold Company harmless from and against any and all claims, liabilities or obligations with respect to any fees, commissions or expenses asserted by any Person to the extent such fee, commission or expense is attributable to any action taken by or on behalf of Parent.

     Conditions to the Merger. Pursuant to the Merger Agreement, the obligation of each party to effect the Merger is subject to the satisfaction, prior to the closing date of the Merger, of the following conditions: (i) the Merger Agreement and the Merger will have been approved and adopted by the affirmative vote of the holders of a majority of the Shares entitled to vote thereon if such vote is required by applicable law, (ii) the waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act will have expired or been terminated, and any formal investigations relating to the Merger that may have been opened by the Department of Justice or the Federal Trade Commission (by means of a written request for additional information or otherwise) will have been terminated, (iii) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger will be in effect; provided, however, that prior to invoking this condition, each party will use all commercially reasonable efforts to have any such order, injunction, restraint or prohibition vacated; and (iv) the Federal Communications Commission (the 'FCC') will have granted the Pro Forma Application (as defined below).

     The obligations of Parent and Purchaser to effect the Merger are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Parent and Purchaser: (a) Purchaser will have accepted for payment and paid for all Shares tendered in the Offer such that, after such acceptance and payment, Parent and its affiliates will own, at consummation of the Offer, a sufficient number of outstanding Shares to satisfy the Minimum Tender Condition as defined in Exhibit A to the Merger Agreement, except if the failure of this condition to occur is caused by the material breach of the Merger Agreement by Parent or Purchaser; (b) the representations and warranties of the Company set forth in the Merger Agreement will be true and correct as of the date of the Merger Agreement and (except to the extent such representations and warranties expressly speak as of an earlier date) as of the closing date of the Merger (the 'Closing Date') as though made on and as of the Closing Date, and Parent will have received a certificate signed on behalf of the Company by the chief executive officer and by the chief accounting officer of the Company to such effect; (c) the Company will have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants, required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time, and Parent will have received a certificate signed on behalf of the Company by the chief executive officer and by the chief accounting officer of the Company to such effect; (d) all consents and approvals (collectively, 'Consents') of third parties as are necessary to cure any Violation (as defined in the Merger Agreement) of any agreement arising out of the transactions contemplated by the Merger Agreement will have been obtained, except with respect to those agreements listed or referred to on a certain schedule of the Merger Agreement and such Consents the failure to deliver which could not reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) with respect to the Company; (e) other than the filing of the Certificate of Merger as provided for in the Merger Agreement, all licenses, permits, authorizations, consents, orders, qualifications or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity (including those in connection with: (1) premerger notification under the HSR Act and the expiration or termination of the applicable waiting period thereunder, (2) the proxy statement, Schedule 14D-9 or other reports required to be filed with the Commission, (3) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (4) certain filings, consents and approvals, as may be required pursuant to the Competition Act (Canada), the Federal Law on Economic Competition of Mexico, the Austrian Cartel Act of 1988, as amended, and the FCC) requisite to consummation of the Merger and the transactions contemplated thereby, will have been filed, occurred or been obtained, as the case may be;
(f) the transactions referred to in 'FCC Matters' below shall have been consummated on terms reasonably satisfactory to Parent, and the Long Form

Application (as defined below) shall have been filed; (g) there will not be pending or threatened any suit, action or proceeding by any governmental entity
(i) challenging the acquisition by Parent of any Shares, seeking to restrain or prohibit the consummation of the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement or seeking to obtain from the Company, Parent, or any of their respective subsidiaries any damages that are material in relation to the Company and its subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent, or any of their respective subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, or to compel the Company, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries as a result of the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement,
(iii) seeking to impose limitations on the ability of Parent or Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares or shares of capital stock of the Company or the Surviving Corporation, including, without limitation, the right to vote such capital stock on all matters properly presented to the stockholders of the Surviving Corporation, (iv) seeking to prohibit Parent from effectively controlling in any material respect the business or operations of the Company or any of its subsidiaries or (v) which otherwise is reasonably likely to have a Material Adverse Effect on the Company or a Material Adverse Effect on Parent; (h) on or prior to the date of the Merger Agreement, the Company will have caused (i) the Stock Option Plan and the Stock Purchase Plan to be amended, and (ii) the Subordinated Debentures to be amended, in each case effective not later than the Effective Time, in such manner as to provide that after the Effective Time, the holders of the Equity Purchase Rights (as defined in the Merger Agreement) evidenced thereby will only be entitled to receive the consideration specified in the Merger Agreement.

     The obligation of the Company to effect the Merger is subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by the Company: (i) the representations and warranties of Parent and Purchaser set forth in the Merger Agreement will be true and correct as of the date of the Merger Agreement and (except to the extent such representations and warranties expressly speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by the Merger Agreement, and the Company will have received a certificate signed on behalf of Parent by an officer of Parent to such effect,
(ii) Parent and Purchaser will have performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the Closing Date, and the Company will have received a certificate signed on behalf of Parent by an officer of Parent to such effect and (iii) other than the filing of the Certificate of Merger as provided for in the Merger Agreement, all licenses, permits, authorizations, consents, orders, qualifications or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity (including those in connection with: (1) premerger notification under the HSR Act and the expiration or termination of the applicable waiting period thereunder, (2) the proxy statement, Schedule 14D-9 or other Commission reports, (3) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and
(4) certain filings, consents and approvals, as may be required pursuant to the Competition Act (Canada), the Federal Law on Economic Competition of Mexico, the

Austrian Cartel Act of 1988, as amended, and the FCC) requisite to consummation of the Merger and the transactions contemplated thereby, will have been filed, occurred or been obtained, as the case may be.

     FCC Matters. The Merger Agreement obligates the Company to restructure its interests in two subsidiaries that own and operate radio stations serving Stowe, Vermont and Waco, Texas in order that, subject to FCC approval, control of such subsidiaries will be trusted to a group (the 'Control Group') comprised of not less than a majority of the directors of the Company as of the date of the Merger Agreement. The Company is further obligated to file with the FCC an application (the 'Pro Forma Application') for consent to the pro forma transfer of control of these subsidiaries from the Company to Control Group. The Control Group is obligated to prepare and file with the FCC an application (the 'Long Form Application') for consent to the transfer of control of such holding company to the Company following the consummation of the Offer.

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or Parent by: (a) mutual written consent of the Company and Parent; (b) either the Company or Parent (i) if there has been a material breach of any representation, warranty, covenant or agreement on the part of the other as set forth in the Merger Agreement which breach has not been cured within five business days following receipt by the breaching party of notice of such breach from the other party, or (ii) if any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger has become final and non-appealable; (c) either the Company or Parent if the Merger shall not have been consummated on or before December 20, 1996; provided, that the right to terminate the Merger Agreement under this paragraph will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; (d) Parent if (i) the Board of Directors or any committee thereof withdraws or modifies its approval or recommendation of the Merger Agreement or the Merger or approves or recommends an Acquisition Proposal or resolves to do any of the foregoing or
(ii) the Company enters into an agreement with respect to an Acquisition Proposal; (e) the Company, if Purchaser fails to commence the Offer within five business days following the date of the initial public announcement of the Offer; (f) Parent, if the Offer terminates, is withdrawn, is abandoned or expires by reason of the failure of any condition set forth in Exhibit A to the Merger Agreement; (g) the Company, if the Offer expires or is withdrawn, abandoned or terminated without any Shares being purchased by Purchaser thereunder on or prior to the 120th day after the date of commencement of the Offer pursuant to the Merger Agreement; (h) the Company if (i) the Board of Directors withdraws or modifies its approval or recommendation of the Merger Agreement or the Merger pursuant to an Acquisition Proposal as stipulated in the Merger Agreement and (ii) the Company simultaneously with terminating the Merger Agreement pays Parent all Expenses and the Termination Fee in cash and otherwise complies with the Merger Agreement; (i) Parent or the Company if the Company Stockholder Approval has not been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of shareholders or at any adjournment thereof; (j) the Company if (i) the Company enters into a definitive agreement pursuant to an Acquisition Proposal as stipulated in the Merger Agreement and (ii) the Company simultaneously with terminating the Merger Agreement pays Parent all Expenses and the Termination Fee in cash and otherwise complies with the Merger Agreement; (k) Parent if any of the conditions precedent with respect to each party or with respect to the Parent and the Purchaser shall become impossible to fulfill (other than as a result of any breach by Parent of the terms of the Merger Agreement) and have not been waived in accordance with the terms of the Merger Agreement; or (l) the Company, if any of the conditions precedent with respect to each party or with respect to the Company shall become impossible to fulfill (other than as a result of any breach by the Company of the terms of the Merger Agreement) and have not been waived in accordance with the terms of the Merger Agreement.

     Indemnification. The Merger Agreement provides that the indemnification obligations set forth in the Company's Certificate of Incorporation and by-laws, as amended to the date of the Merger Agreement, will survive the Merger and will not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors (including any members of the Company's Compensation Committee), officers, employees or agents of the Company (the 'Indemnified Parties'). Parent will cause Company to fulfill its indemnification obligations as set forth in this paragraph.

     For a period of two years after the Effective Time, Surviving Corporation will maintain in effect the employed lawyers' errors and omissions liability policy maintained by the Company and its subsidiaries (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the Indemnified Parties covered thereby) with respect to matters arising before the Effective Time, provided that Surviving Corporation will not be required to pay an annual premium for such insurance in excess of $60,000, but in such case will purchase as much coverage as possible for such amount.

     Amendment. Subject to applicable law, the Merger Agreement may be amended, modified or supplemented only by written agreement of Parent, Purchaser and the Company at any time prior to the Effective Time with respect to any of the terms contained in the Merger Agreement; provided, however, that after the Merger Agreement is approved by the Company's stockholders, no such amendment or modification will reduce the amount or change the form of consideration to be delivered to the stockholders of the Company.

     Timing. The exact timing and details for the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Purchaser has agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.


          (b)(3) Stockholders Agreement. As an inducement and a condition to entering into the Merger Agreement, Parent required that certain of the Company's stockholders (the 'Selling Stockholders') agree, and the Selling Stockholders agreed, to enter into the Stockholders Agreement. The following is a summary of the material provisions of the Stockholders Agreement, a copy of which is filed hereto as Exhibit E and is incorporated herein by reference.

     Tender of Shares. Upon the terms and subject to the conditions of the Stockholders Agreement, each Selling Stockholder has agreed to validly tender (and not to withdraw) pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, the number of Shares set forth opposite such stockholder's name on Schedule I to the Stockholders Agreement, as well as any Shares acquired by such Stockholder after the date of the Stockholders Agreement and prior to the termination of the Stockholders Agreement, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution or otherwise.

     Voting. Each Selling Stockholder has agreed that during the period commencing on the date of the Stockholders Agreement and continuing until the first to occur of the Effective Time or termination of the Merger Agreement in accordance with its terms, at any meeting of the stockholders, however called, or in connection with any written consent of the stockholders, the Selling Stockholders will vote (or cause to be voted) the Shares held of record or beneficially owned by the Selling Stockholder whether now owned or hereafter acquired, (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholders Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Stockholders Agreement (before giving effect to any materiality or similar qualifications contained therein); and
(iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (C) (1) any change in a majority of the persons who constitute the Company's Board of Directors; (2) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-Laws; (3) any other material change in the Company's corporate structure or business; or (4) any other action involving the Company or its subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the Stockholders Agreement and the Merger Agreement. Each Selling Stockholder has further agreed not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements described above.

     Representations and Warranties, Covenants and Other Agreements. Each Selling Stockholder has made certain representations, warranties and covenants, including with respect to (i) ownership of Shares, (ii) legal capacity, power and authority to enter into and perform its obligations under the Stockholders Agreement, (iii) absence of conflicts, (iv) absence of liens and encumbrances with respect to the Shares, (v) absence of fees other than those arising from existing financial advisory and investment banking agreements, (vi) prohibition on solicitation, (vii) restrictions on the transfer of the Shares, and (viii) waiver of appraisal rights.

          (b)(4) Preferred Securities. The Company entered into the First Supplemental Indenture dated May 17, 1996 (the 'Supplemental Indenture') between the Company and Continental Stock Transfer & Trust Company (the 'Trustee') with respect to the Company's outstanding 8% Convertible Subordinated Debentures due 2003 (the 'Subordinated Debentures'), which Subordinated Debentures were issued in connection with the issuance of the Preferred Securities. The description of the Indenture between the Company and the Trustee dated June 5, 1995 (the 'Indenture'), relating to the issuance and sale by the Company of the Subordinated Indentures, contained in the Offering Memorandum for the Preferred Securities stated, in substance, that in the event that the Company is a party to a merger, each Preferred Security shall thereafter be convertible solely into the kind and amount of securities, cash, and other property receivable upon the consummation of the merger by a holder of that number of shares of Common Stock of the Company into which such Preferred Security was convertible immediately prior to the merger. A copy of the Supplemental Indenture is filed herewith as Exhibit R, and incorporated herein by reference.

          (b)(5) General Electric Pension Trust. Since the mid-1980's, General Electric Pension Trust ('GEPT'), a master trust which is the funding vehicle for certain qualified defined benefit pension plans of General Electric Company and certain subsidiaries, has owned securities of the Company and its predecessors. As of December 31, 1995, GEPT owned 9.7% of the oustanding Shares.

          (b)(6) American Computer Rental, Inc. During October 1994, the Company acquired the business of American Computer Rental, Inc. ('ACR'), a provider of short-term computer rental equipment to commercial and governmental users, and that in connection with such acquisition the Company assumed certain obligations of ACR owed to Parent relating to the financing of rental equipment. At December 31, 1995, such obligations aggregated approximately $4.3 million and bear interest at the prime rate plus 1.5%.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board. At the May 19, 1996 meeting of the Board of Directors, the Board of Directors, based upon and subject to the terms and conditions set forth in the Merger Agreement, unanimously approved the Merger Agreement, the Merger and the Offer; and, subject to the fiduciary duties of the Board of Directors, recommended that the stockholders of the Company tender their Shares pursuant to the Offer.

     THEREFORE, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE

STOCKHOLDERS OF THE COMPANY TENDER THEIR SHARES PURSUANT TO THE TERMS OF THE OFFER.

     A copy of a letter to all stockholders of the Company communicating the recommendation of the members of the Board of Directors is filed as Exhibit F hereto and is incorporated herein by reference.

     (b) Background; Reasons for Board's Recommendation.

     In early 1995, representatives of the Company contacted representatives of Parent with respect to the possible acquisition by the Company of Parent's third party computer maintenance business. The parties subsequently engaged in several additional discussions concerning the possible acquisition, which discussions ceased in early 1995.

     In the first quarter of 1996, the Company became aware, through Am-Tech Corporation, an unaffiliated third party ('Am-Tech'), that Parent might have an interest in a transaction involving the Company's industry. Although the Company was not then considering a sale or other extraordinary corporate transaction, the Company nevertheless authorized Am-Tech to contact Parent. Both parties agreed that it would be mutually beneficial to meet and have preliminary discussions.

     On February 6, 1996, Messrs. Poch and Fassler, two of the three Co-Chairmen of the Company, had dinner with Mr. Michael Ford, President and Chief Executive Officer of Parent's Technology Management Services business (the 'Technology Management Business'), and Mr. Michael Upton, Senior Vice President of the Technology Management Business, to explore whether the parties had an interest in entering into discussions relating to a possible business relationship or business combination between the parties. The parties determined to continue discussions and on February 15, 1996, a Confidentiality Agreement was entered into.

     On February 21, 1996, Messrs. Poch and Upton met again. At that meeting, Mr. Poch and Mr. Upton discussed a possible sale of the Company to Parent and Mr. Poch described the Company's structure and capabilities.

     On March 6, 1996, Messrs. Poch, Fassler and McDevitt (the Company's chief accounting officer) met with representatives of Parent, including Mr. Upton, informally. The next day Messrs. Poch and McDevitt made formal presentations to Parent on the Company's business, financial condition and results of operations, and the Company's information technology director, made a presentation on the Company's new management information system. Representatives of Lazard Freres & Co. LLC ('Lazard'), Parent's financial advisor, were also present at this meeting.

     During mid to late March of 1996, representatives of the Company and Parent continued to hold discussions regarding a possible sale of the Company to Parent. During this period, Mr. Poch indicated to Mr. Upton that the Company's

Board of Directors was likely to require a price per Share somewhat in excess of $15.00 in order to approve any transaction. Parent's representatives, however, did not engage in negotiations relating to price at that time.

     On April 1, 1996, representatives of the Company and Parent and a representative of Lazard met. At this meeting, a representative of the Company indicated that he believed that, based on his informal discussions with the members of the Board of Directors of the Company, a price somewhat in excess of $15.00 per Share would be required to approve any transaction. On that date, the closing price of the Shares was $9.50.

     During March, April and early May of 1996, representatives of Parent, Lazard, Arthur Andersen & Co. ('Arthur Andersen'), a consultant to Parent, and Weil, Gotshal & Manges LLP ('Weil Gotshal'), counsel to Parent, requested and received non-public information with respect to the Company. In connection with Parent's due diligence of the Company during this period, representatives of Parent, Lazard, Arthur Andersen, and Weil Gotshal and representatives of the Company and Dewey Ballantine ('Dewey Ballantine'), legal counsel to the Company, contacted each other from time to time to discuss issues relating to due diligence.

     On April 6, 1996, Messrs. Poch and McDevitt met with the Vice Chairman of a competitor of the Company, at the request of such competitor made to Mr. Richard Williams, a non-employee member of the Company's Board of Directors. At that meeting, the competitor's Vice Chairman raised the possibility of a business combination between the two companies. On April 23, 1996, Messrs. Poch, Fassler and Williams met with the Chairman and the Vice Chairman of such competitor. The Chairman of the competitor discussed his view of the benefits of the combination of the companies and the resulting synergy. Valuation details were not discussed. In light of the ongoing discussions with Parent, the Board of Directors of the Company, at its May 17, 1996 meeting, instructed Mr. Poch to discontinue these discussions.

     Also during this period, the Company's third Co-Chairman, Mr. McCleary, made certain preliminary and informal inquiries with certain of his contacts regarding a possible interest in the Company. None of these inquiries led to discussions.

     On April 15, 1996, the Company's Board of Directors met. Mr. Poch brought the Board of Directors up to date on developments with Parent. The Board of Directors authorized Messrs. Poch and Fassler to continue discussions at the price levels being considered. At this meeting, Dewey Ballantine discussed in depth with the Board of Directors the legal obligations of the Board in this setting, and answered questions in this regard raised by various Board members.

     In early May of 1996, Parent's legal counsel furnished the Company and Dewey Ballatine with a draft merger agreement. During the first three weeks of May of 1996, representatives of Parent, Lazard and Weil Gotshal negotiated the terms of a merger agreement with representatives of the Company and Dewey Ballantine. During these negotiations, representatives of Parent indicated to representatives of the Company and Dewey Ballatine that it was a condition to Parent's willingness to enter into a merger agreement that certain Stockholders enter into a stockholders agreement pursuant to which such stockholders would agree, among other things, to tender their Shares in the Offer. Also during the first three weeks of May 1996, the Amended Employment Agreements of each of the three Co-Chairmen were negotiated with the Company and Parent.

     From Thursday, May 16 through the morning of Monday, May 20, 1996, representatives of the Company and Dewey Ballantine continued to meet with representatives of Parent, Lazard and Parent's legal counsel and to negotiate the terms of the merger agreement. During this same period, representatives of Parent and its legal counsel negotiated the terms of the Stockholders Agreement with such stockholders and representatives of Dewey Ballantine, and the terms of the Amendment Agreements with Messrs. Poch, Fassler and McCleary and representatives of Dewey Ballantine. The negotiations from Thursday, May 16, 1996 through Monday, May 20, 1996 culminated in the Company and Parent agreeing upon a form the definitive Merger Agreement, certain stockholders and Parent agreeing upon a form of a definitive Stockholders Agreement and the three Co-Chairmen of the Company, the Company and Parent agreeing upon the form of definitive Amended Employment Agreements.

     On May 17, 1996, the Company's Board of Directors met. At that meeting, Alex. Brown & Sons, Incorporated ('Alex. Brown') presented its financial analysis of the transaction. Also at that meeting, Dewey Ballantine described in depth for the Board of Directors the terms of the Merger Agreement as it then stood. Alex. Brown has provided certain investment banking services to the Company from time to time.

     On May 17, 1996, Mr. Poch spoke with a representative of Lazard and indicated that the Company's Board of Directors would not be prepared to accept an offer from Parent for the sale of the Company at a price below $16.00 per Share. Later that day, a representative of Alex. Brown spoke with a representative of Lazard and discussed Alex. Brown's valuation analysis of the Company.

     On May 19, 1996, a representative of Parent's Board of Directors informed the Company that such Board had approved the Merger Agreement and the Stockholders Agreement and the transactions contemplated therein subject to satisfactory negotiation of the remaining open points. Parent's representatives informed the Company's representatives later that evening that Parent was prepared to pay $16.00 per Share.

     On May 19, 1996, the Board of Directors of the Company met again. At this meeting, the Board of Directors was informed that Alex. Brown was prepared to render its written fairness opinion that the consideration to be received by the holders of the Shares pursuant to the Offer and the Merger as contemplated in the Merger Agreement is fair, from a financial point of view, to such holders. (That written opinion was delivered May 20, 1996). The Board of Directors then voted and unanimously approved the Merger Agreement, the Merger and the Offer, and, subject to the fiduciary duties of the Board of Directors, recommended that the stockholders of the Company tender their Shares pursuant to the Offer.

     On May 19, 1996, the Company's representatives informed Parent's representatives that the Company's Board of Directors had approved the Merger Agreement and the transactions contemplated therein and representatives of Dewey Ballantine informed representatives of Parent that certain stockholders had agreed to the terms of the Stockholders Agreement and the transactions contemplated therein.

     On May 20, 1996, the Merger Agreement, the Stockholders Agreement and the Amended Employment Agreements were executed and the transaction was publicly announced.

     In approving the Merger Agreement and the transactions contemplated thereby, and recommending that all stockholders tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including:

            (i) the financial and other terms of the Offer, the Merger and the Merger Agreement;

           (ii) that the $16.00 per Share tender offer price represents (A) a premium of 4.4% over the closing price of the Shares on the New York Stock Exchange ('NYSE') on May 17, 1996, the last full trading day prior to the public announcement of the execution of the Merger Agreement and (B) a premium of 47.1% over the closing price of the Shares on the NYSE on April 19, 1996, thirty-one days prior to the public announcement of the execution of the Merger Agreement;

           (iii) the volatility of the price of the Shares on the NYSE over the last three months;

           (iv) recent trading prices on the NYSE of the Shares, including the fact that the Shares have not traded at or above the $16.00 tender offer price since the third quarter of 1994;

            (v) the written opinion of Alex. Brown delivered to the Board on May 20, 1996 to the effect that, as of that date, the consideration to be received by the holders of the Shares pursuant to the Offer and the Merger as contemplated in the Merger Agreement is fair, from a financial point of view, to such holders. The full text of Alex. Brown's written opinion, which sets forth, among other things, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Exhibit F and is incorporated herein by reference. Stockholders are urged to read the opinion in its entirety. Alex. Brown's opinion is directed to the Board, addresses only the fairness of the consideration to be received by holders of the Shares from a financial point of view and does not constitute a recommendation to any stockholder as to whether such stockholder should accept the Offer and tender its Shares;

           (vi) the view of the Board of Directors, based in part upon the presentation of Alex. Brown to the Board of Directors on May 17, 1996, regarding the likelihood of a superior offer arising;


           (vii) the continuing consolidation in the Company's industry, requiring continually growing capital to compete effectively;

          (viii) the Company's long-term and short-term capital needs, especially in light of the above-described industry consolidation;

           (ix) the provisions of the Merger Agreement, including the provision allowing the Company to respond to unsolicited inquiries concerning an acquisition of the Company, and the provisions which permit the Company to terminate the Merger Agreement upon payment to Purchaser of a break-up fee in the amount set forth in the description of the Merger Agreement set forth in Item 3(b)(2), in the event that the Board of Directors determines to withdraw its recommendation that stockholders accept the Offer based on the Board of Directors' determination that such action is necessary to comply with its fiduciary duties under applicable law;

            (x) the fact that Parent's and Purchaser's obligations under the Offer were not subject to any financing condition;

           (xi) Parent's financial condition and ability to cause Purchaser to meet its obligations under the Merger Agreement;

           (xii) Parent's ability to provide a greater number of customer financing options, which is, and will continue to be, an important element of the business of the Company;

          (xiii) the familiarity of the Board of Directors with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates; and

           (xiv) the Board of Directors' belief that the transactions contemplated by the Merger Agreement would offer growth and opportunities to the Company's employees.

     The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to an engagement letter dated May 1, 1996 between the Company and Alex. Brown (the 'Engagement Letter'), a copy of which is attached hereto as Exhibit H, the Company retained Alex. Brown solely to deliver an opinion, at the request of the Board of Directors of the Company, with respect to the fairness, from a financial point of view, of the consideration payable to the Company's stockholders in connection with the proposed sale of the Company to Parent. Pursuant to the Engagement Letter, the Company paid Alex. Brown a non-contingent retainer fee (the 'Retainer Fee') of $50,000 upon execution of the Engagement Letter, and a fee (the 'Opinion Fee') of $600,000 upon delivery of its fairness opinion. The Retainer Fee was credited against the Opinion Fee. In addition, the Company agreed to reimburse Alex. Brown for reasonable travel, legal and other out-of-pocket expenses incurred in performing its services under the Engagement Letter, as well as reasonable travel, legal and other out-of-pocket expenses in assisting the Company to prepare for, or defend against, actions brought arising out of Alex. Brown's services under the Engagement Letter. In addition, the Company has agreed to indemnify Alex. Brown and certain related persons against certain liabilities related to or arising out of Alex. Brown's engagement under the Engagement Letter.

     Alex. Brown has provided certain investment banking services to the Company from time to time for which it has received customary compensation and has provided certain investment banking services to an affiliate of Parent, for which it received customary compensation. In the ordinary course of its business, Alex. Brown may actively trade the securities of the Company, Parent and the ultimate parent of Parent for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     For its services as a finder to the Company in connection with the Offer and Merger, Am-Tech will receive a fee of $500,000 from the Company.

     Triumph Capital Group, Inc., an investment management and investment banking firm ('Triumph'), will also receive from the Company a financial advisory fee of $500,000 for its services in connection with the Offer and Merger. Triumph was engaged by the Company's non-employee directors as a financial advisor to the Company. Mr. Williams, a Managing Director of Triumph, is a member of the Board of Directors of the Company. As of December 31, 1995, Triumph-Connecticut Limited Partnership, an affiliate of Triumph for which Triumph acts as general partner, owned 658,750 Shares and also owned warrants to purchase 550,000 Shares, and held a note in the principal amount of approximately $7.5 million due June 30, 1996.

     Except as disclosed herein or in the Offer to Purchase, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Share Transactions in Last 60 Days. Except for exercises of outstanding options, during the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

     (b) Intent to Tender. To the best of the Company's knowledge, all of the Company's executive officers and directors (except those individuals who would be subject to liability therefor pursuant to the short-swing profit recapture provisions of Section 16(b) of the Exchange Act) have agreed to tender in the

Offer all Shares that they now own. As described above, Messrs. Poch, Fassler and McCleary have entered into a Stockholders Agreement pursuant to which such stockholders agreed, among other things, to validly tender (and not to withdraw) pursuant to and in accordance with the terms of the Offer, all Shares owned by them on the date of the Stockholders Agreement as well as any Shares acquired after such date and prior to the termination of such agreement.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Certain Negotiations. Except as described in this Schedule 14D-9, including as set forth in the Offer to Purchase, to the knowledge of the Company, no negotiation is being undertaken or is under way by the Company in response to the Offer which relates to or would result in (i) any extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or
(iv) any material change in the present capitalization or dividend policy of the Company. Pursuant to the Merger Agreement, however, and as described under 'No Solicitation, Etc.' in Item 3(b)(2) above, the Company may, subject to certain limitations, take certain actions in respect of proposed transactions necessary for the directors of the Company to discharge their fiduciary duties to stockholders under applicable law.

     (b) Certain Transactions. Except as described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) Information Statement. The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

     (b) Certain Litigation. On May 20, 1996, a purported class action was commenced in the Court of Chancery of the State of Delaware, New Castle County, on behalf of common stockholders of the Company. The defendants are Leonard J. Faisler, Edward A. Kerbs, Gerald M. LeBow, Gerald A. Poch, Anthony T. Towell, James K. McCleary, Richard J. Williams (all of whom are directors of the Company), the Company and GE Capital Services, Inc. ('GE Services'). The complaint alleges that the individual defendants breached a fiduciary duty, and that the Company and GE Services aided and abetted a breach of fiduciary duty, by, among other things, failing to implement 'procedures for the maximization of shareholder value' and arranging for the payment of 'an unreasonably low and unfair price' in connection with GE Services's proposed purchase of the outstanding Shares. Damages in an unspecified amount and injunctive relief including an order enjoining GE Services's proposed purchase of the outstanding

Shares are sought. The Company understands that the defendants intend to vigorously defend this lawsuit, including the request for a preliminary injunction. The absence of an injunction, among other things, is a condition to Purchaser's obligation to purchase the Shares tendered pursuant to the Offer. See 'Conditions to the Merger' and 'Termination' in Item 3(b)(2) above. The foregoing description of the complaint is qualified in its entirety by reference to such complaint filed as Exhibit S hereto and incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT        DESCRIPTION
- -------------  ------------------------------------------------------------
Exhibit A      Offer to Purchase dated May 24, 1996.*
Exhibit B      Letter of Transmittal.*
Exhibit C      Agreement and Plan of Merger, dated May 20, 1996, by and
               among General Electric Capital Corporation, GAC Acquisition
               I Corp. and AmeriData Technologies, Inc.
Exhibit D      Portions of the Company's Proxy Statement dated April 4,
               1996, for the AmeriData Technologies, Inc. 1996 Annual
               Meeting of Stockholders.
Exhibit E      Stockholders Agreement, dated May 20, 1996, by and among
               General Electric Capital Corporation, GAC Acquisition I
               Corp. and the parties identified on Schedule I thereto.
Exhibit F      Fairness opinion of Alex. Brown & Sons Incorporated dated
               May 20, 1996.*
Exhibit G      Letter to AmeriData Technologies, Inc. Stockholders, dated
               May 24, 1996.*
Exhibit H      Engagement Letter dated May 1, 1996 between Alex. Brown and
               Sons, Incorporated and AmeriData Technologies, Inc.
Exhibit I      1991 Stock Option Plan.
Exhibit J      Employee Savings Plan.
Exhibit K      Form of Amended and Restated Employment Agreement for Gerald
               A. Poch, dated March 16, 1995.
Exhibit L      Form of Side Letter Agreement, dated May 20, 1996, amending
               Amended and Restated Employment Agreement for Gerald A.
               Poch.
Exhibit M      Form of Amended and Restated Employment Agreement for James
               K. McCleary, dated March 16, 1995.
Exhibit N      Form of Side Letter Agreement, dated May 20, 1996, amending
               Amended and Restated Employment Agreement for James K.
               McCleary.
Exhibit O      Form of Advisory Agreement, dated May 20, 1996, by and
               between AmeriData Technologies, Inc. and Leonard J. Fassler.
Exhibit P      Form of Employment Agreement for David F. Mitchell, dated
               September 9, 1994.
Exhibit Q      Form of Letter to All Holders of Convertible Fixed Life

               Aggregated Securities of AmeriData Delaware, L.L.C. dated
               May 24, 1996.
Exhibit R      Supplemental Indenture dated May 17, 1996 between AmeriData
               Technologies, Inc. and Continental Stock Transfer & Trust
               Company, as Trustee.
Exhibit S      Complaint filed in Steiner v. AmeriData Technologies, Inc.
               et al.

- ------------------
*Included in the materials sent to stockholders of AmeriData Technologies, Inc.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 1996

                                          AMERIDATA TECHNOLOGIES, INC.
                                          By:         /s/ GERALD A. POCH
                                              Name: Gerald A. Poch
                                              Title: Co-President

                                                                      SCHEDULE I

                          AMERIDATA TECHNOLOGIES, INC.
                                700 CANAL STREET
                               STAMFORD, CT 06902

 INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                 OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about May 24, 1996 as a part of AmeriData Technologies, Inc.'s (the 'Company') Solicitation/Recommendation Statement on Schedule 14D-9 (the 'Schedule 14D-9') to the holders of record of shares of Common Stock, par value $.01 per share, of the Company (the 'Shares') at the close of business on or about May 20, 1996. You are receiving this Information Statement in connection with the possible election of persons designated by Parent (as defined below) to a majority of the seats of the Board of the Company.

     On May 20, 1996, the Company, GAC Acquisition I Corp., a Delaware corporation ('Purchaser'), and General Electric Capital Corporation, a New York corporation ('Parent') entered into an Agreement and Plan of Merger, dated as of May 20, 1996 (the 'Merger Agreement') in accordance with and subject to the conditions of which (i) Parent will cause Purchaser to commence a tender offer (the 'Offer') for all outstanding Shares at a price of $16.00 per Share net to the seller in cash and (ii) Purchaser will be merged with and into the Company (the 'Merger'). In addition, on May 20, 1996, the Purchaser and certain stockholders of the Company entered into a Stockholders Agreement (the 'Stockholders Agreement') pursuant to which such stockholders agreed, among other things, to validly tender (and not to withdraw) pursuant to and in accordance with the terms of the Offer, all Shares owned by them on the date of the Stockholders Agreement as well as any Shares acquired after such date and prior to the termination of such agreement. As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of Parent.

     The Merger Agreement provides that promptly upon the purchase by Parent or Purchaser of at least a majority of the outstanding Shares of Common Stock, and from time to time thereafter, Parent shall be entitled to designate, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), such number of Directors (the 'Parent's Designees') rounded up to the next whole number as will give Parent representation on the Board of Directors of the Company equal to the product of (x) the number of directors on the Board of Directors of the Company and (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (the 'Board Percentage'). The Merger Agreement further provides that the Company shall, subject to Section 14(f) of the Exchange Act, as promptly as practicable, satisfy the Board Percentage by (i) increasing the size of the Board of Directors of the Company or (ii) securing the resignations of such number of directors as is necessary to enable Parent's Designees to be elected to the Board of Directors of the Company.

     Following the election or appointment of the Parent's Designees pursuant to the Merger Agreement and prior to the Effective Time (as defined in the Merger Agreement) any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Parent or Purchaser or waiver of the Company's rights thereunder shall require the concurrence of a majority of directors of the Company then in office who are directors on the date of the Merger Agreement and who voted to approve the Merger Agreement; provided that if there shall be no such directors, such actions may be effected by majority vote of the entire Board of Directors of the Company.

     This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the
Schedule 14D-9.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on May 24, 1996. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, June 21, 1996 unless the Offer is extended.

     The following information contained in this Information Statement concerning Parent, Purchaser and the Parent Designees has been furnished to the Company by either Parent or Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

            BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The Board of Directors currently consists of one class with seven directors. At each annual meeting of stockholders, all seven directors are elected for one-year terms. The officers serve at the discretion of the Board.

     Pursuant to the Merger Agreement, promptly upon the purchase by Parent or Purchaser of at least a majority of the outstanding Shares of Common Stock, and from time to time thereafter, Parent shall be entitled to designate, subject to compliance with Section 14(f) of the Exchange Act, such number of the Parent's Designees equal to the Board Percentage and the Company shall, subject to
Section 14(f) of the Exchange Act, as promptly as practicable, satisfy the Board Percentage by (i) increasing the size of the Board of Directors of the Company or (ii) securing the resignations of such number of directors as is necessary to enable Parent's Designees to be elected to the Board of Directors of the Company.

     Parent has informed the Company that the Parent's Designees shall be the persons set forth in the following table. The following table sets forth the name, age, present principal occupation or employment and five year employment history for each of the persons whom the Parent has designated pursuant to
Section 1.4 of the Merger Agreement as the Parent's Designees. The business address for Ms. Barton and Messrs. Nayden and Parke is 260 Long Ridge Road, Stamford, CT 06927. The business address for Messrs. Ford, Lidstone and Upton is 6875 Jimmy Carter Boulevard, Suite 3200, Norcross, GA 30071. Each of the persons listed below is a citizen of the United States.



                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
NAME                AGE   FIVE YEAR EMPLOYMENT HISTORY
- -----------------   ---   --------------------------------------------------
Nancy E. Barton     45    Senior Vice President, General Counsel of Parent
                            and General Electric Capital Services Corp.
                            ('GE Services') (1995-present); Vice President
                            and Senior Litigation Counsel of Parent and
                            GE Services (1991-1995); Partner, Weil, Gotshal
                            & Manges LLP (1991); Director of Parent.

Michael S. Ford     47    President and Chief Executive Officer of GE
                            Capital Technology Management Services
                            (1994-present); President and Chief Executive
                            Officer of GE Capital Computer Leasing
                            (1990-1994); Director and President of Purchaser
                            and GAC Acquisition II Corp. ('GAC II').

David J. Lidstone   41    Senior Vice President and General Counsel, GE
                            Capital Technology Management Services
                            (1994-1996); Vice President and General Counsel,
                            GE Capital Computer Leasing (1991-1994);
                            Director, Vice President and Secretary of
                            Purchaser and GAC II.

Denis J. Nayden     42    President and Chief Operating Officer of Parent
                            and Executive Vice President of GE Services;
                            President and Chief Operating Officer, Kidder
                            Peabody (1994-1995); Executive Vice President,
                            Parent (1991-1994); Director of Parent and
                            GE Capital Services.

James A. Parke      51    Senior Vice President, Finance of Parent and Executive
                            Vice President of GE Services (1989-present);
                            Director of Parent; Director of Montgomery Ward.

D. Michael Upton    48    Senior Vice President, Business Development, GE
                            Capital Technology Management Services
                            (1993-present); Manager, Rental/Lease Operations
                            (1991-1993); Director, Vice President and
                            Treasurer of Purchaser and GAC II.


     Parent has informed the Company that each of the Parent's Designees has consented to act as a director of the Company. None of the Parent's Designees
(i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or officers of the Company or (iii) to the best knowledge of Parent, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Parent's

Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9.

     It is expected that the Parent's Designees may assume office at any time following the purchase by the Purchaser of a majority of outstanding Shares, and that upon assuming office, the Parent's Designees will thereafter constitute at least a majority of the Board of Directors.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

     Biographical information concerning each of the Company's current directors and executive officers as of March 31, 1996 is presented on the following pages.

NAME                            AGE  POSITION
- ------------------------------  ---  -------------------------------------------
  Gerald A. Poch                49   Co-Chairman of the Board, Co-President and
                                       Principal Executive Officer

  Leonard J. Fassler            64   Co-Chairman of the Board

  James K. McCleary             54   Co-Chairman of the Board, Co-President and
                                       Chief Executive Officer of AmeriData,
                                       Inc.

  Gerald M. LeBow               50   Director, President of Sage Alerting
                                       Systems, Inc.

  Edward A. Kerbs (1)           45   Director

  Anthony T. Towell (1)         64   Director

  Richard J. Williams (1)       35   Director

  John L. Harvatine             45   Vice President and Chief Financial Officer

- ------------------
(1) Member of the Audit Committee and Compensation Committee

     Gerald A. Poch has served as Principal Executive Officer since May 1990. He became Co-President in May 1995 and has been Co-Chairman of the Board of the Company since its inception in March 1990. Previously he was President of the Company from January 1993.


     Leonard J. Fassler has been Co-Chairman of the Board of the Company since January 1991. Mr. Fassler has been President of Sage Equities, Inc., a private investment company, since January 1985.

     James K. McCleary has been a director of the Company since July 1993 and since 1979 has been President and Chief Executive Officer of AmeriData, Inc. ('AmeriData'), the principal operating subsidiary of the Company, which was acquired by the Company in July 1993. Mr. McCleary was elected Co-Chairman of the Company's Board of Directors on October 28, 1993 and became Co-President in May 1995.

     Gerald M. LeBow is President of Sage Alerting Systems, Inc., a subsidiary of the Company. He has been a director of the Company since January 1991 and had served as an officer of the Company from 1990 to 1993.

     Edward A. Kerbs has been a director of the Company since January 1991. Mr. Kerbs is a Managing Director of Spear, Leeds & Kellogg, a broker-dealer.

     Anthony P. Towell has been a director of the Company since July 1991. He is a director and Vice President of Nytest Environmental, Inc. and he also serves as Executive Vice President, Chief Financial Officer and a director of Eastco Industrial Safety Corp., a manufacturer and distributor of disposable clothing, industrial protective clothing and protective products.

     Richard J. Williams has been a director of the Company since February 1994. Since 1990, he has been a Managing Director of Triumph Capital Group, Inc., an investment management and investment banking firm, an affiliate of which acts as general partner of Triumph Connecticut Limited Partnership ('TCLP'). In 1993 and 1994, TCLP made certain investments in the Company's debt and equity, including without limitation $7.5 million of two-year notes and warrants to purchase 555,000 shares of Common Stock of the Company. Pursuant to the note purchase agreement, the Company has agreed to nominate Mr. Williams to the Board of

Directors. He also currently serves as a director of Cornucopia Natural Foods, Inc., a wholesaler and retailer of natural food products.

     John L. Harvatine has been Vice President and Chief Financial Officer since September 1995 and has been with AmeriData since 1987. Prior to joining the Company, Mr. Harvatine was employed by Fisher Cheese Company and the Pillsbury Company.

     Directors serve until the next annual meeting or until their successors are duly elected and qualified. Officers serve at the discretion of the Board of Directors, subject to rights, if any, under contracts of employment.

     The Board of Directors met in person, by written consent or telephonically eight times during 1995. All of the directors attended at least 75 percent of the meetings held during their terms.

                      COMMITTEES OF THE BOARD OF DIRECTORS


     The Board of Directors organized an Audit Committee and a Compensation Committee effective July 7, 1994. The Board does not have any other committees. Effective January 1995, Committee members have been compensated at a rate of $500 per Committee Meeting attended.

     The Audit Committee is composed of Messrs. Kerbs, Towell and Williams. The Audit Committee annually reviews the services performed by both the independent auditors and internal staff, and reviews the reports submitted by the independent auditors and internal staff. The Audit Committee met in March 1995, October 1995, February 1996 and March 1996.

     The Compensation Committee is composed of Messrs. Kerbs, Towell and Williams. The Compensation Committee establishes the compensation of executive officers and administers the 1991 Stock Option Plan, the 1991 Employee Stock Purchase Plan and the 1994 Restricted Stock Award Plan (collectively, the 'Plans'). The Compensation Committee formally met in March 1995, October 1995, February 1995 and March 1996 in addition to taking prior action by written statement.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share entitles the holder to one vote. As of March 31, 1996, there were 22,287,435 Shares issued and outstanding.

PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information concerning stock ownership of all persons known by the Company to own beneficially 5% or more of the outstanding shares of the Company's Common Stock, each director, each executive officer and all executive officers and directors of the Company as a group, as of December 31, 1995. Except as disclosed in a footnote, each person shown in the table has sole voting power and sole investment power with respect to the shares shown on the table with respect to such shares.

                                                     AMOUNT AND     PERCENT OF
                                                      NATURE OF     OUTSTANDING
     NAME AND ADDRESS OF BENEFICIAL OWNER OR         BENEFICIAL       COMMON
                IDENTITY OF GROUP                     OWNERSHIP        STOCK
- --------------------------------------------------  -------------  -------------
Leonard J. Fassler (1)(2) ........................     638,537        2.9%
Gerald A. Poch (1)(3) ............................     653,098        3.0%
Edward A. Kerbs (4) ..............................      75,475        *

  c/o Spear, Leeds & Kellogg
  120 Broadway
  New York, NY 10271
John L. Harvatine (7) ............................      72,433        *
  5121 Winnetka Avenue
  Minneapolis, MN 55428
Gerald M. LeBow (1)(5) ...........................     349,903        1.6%
James K. McCleary (6) ............................     533,136        2.5%
  5121 Winnetka Avenue
  Minneapolis, MN 55428
Richard H. McDevitt (1)(8) .......................     160,792        *
Anthony P. Towell (9) ............................     128,728        *
  1468 Ridge Road
  Syossett, NY 11791
Richard J. Williams (10) .........................      30,000        *
  c/o Triumph Capital Group, Inc.
Triumph-Connecticut Limited ......................   1,208,750        5.5%
  Partnership (TCLP) (12)
  City Place I
  35th Floor
  Hartford, CT 06103
Dawson-Samberg
  Capital Management, Inc. (11) ..................   1,168,150        5.4%
  354 Pequot Avenue
  Southport, CT 06490
General Electric Pension Trust (GEPT) (13) .......   2,101,404        9.7%
  3001 Summer Street
  Stamford, CT 06902
All officers and directors as a group (14) .......   2,642,100       11.8%

                                                        (Footnotes on next page)

(Footnotes from previous page)
- ------------------
  * Less than 1%

 (1) c/o AmeriData Technologies, Inc., 700 Canal Street, Stamford, CT 06902.

 (2) Includes 202,500 shares subject to options. Does not include 31,041 shares which are owned by Bernice Fassler, Mr. Fassler's wife, as to which Mr. Fassler disclaims beneficial ownership.

 (3) Includes 202,500 shares subject to options. Does not include 57,835 shares owned by the Poch Children Trust (Mr. Poch is neither the settler nor beneficiary of this trust) as to which Mr. Poch disclaims beneficial ownership.

 (4) Includes 67,500 shares subject to options. (Also includes 832 shares subject to currently exercisable warrants issued to Mr. Kerbs in connection with the purchase and subsequent exchange of the Company's Floating Rate Promissory Notes.) Does not include 34,875 shares held by SLK-1987 and 2,625 shares held by SLK-1987(A), general partnerships, certain partners of which are members of Spear, Leeds & Kellogg, an entity for which Mr. Kerbs serves as Managing Director. Mr. Kerbs disclaims beneficial ownership of these shares.

 (5) Includes 67,500 shares subject to options. Also includes 1,667 shares subject to currently exercisable warrants and 14,288 shares issued to the TMC Pension Trust (the beneficiary of which is Mr. LeBow).

 (6) Includes 105,000 shares subject to options. Does not include 182,250 shares owned by the JCM Charitable Remainder Trust as to which Mr. McCleary disclaims beneficial ownership.

 (7) Includes 60,100 shares subject to options. Also includes 333 shares owned by Mr. Harvatine's wife as to which Mr. Harvatine disclaims beneficial ownership.

 (8) Includes 63,125 shares subject to options. Also includes 230 shares held by Mr. McDevitt's wife as to which Mr. McDevitt disclaims beneficial ownership.

 (9) Includes 50,625 shares subject to options. Also includes 48,620 shares held by Mr. Towell's wife as to which Mr. Towell disclaims beneficial ownership.

(10) Includes 30,000 shares subject to options. Does not include 1,208,750 shares held by TCLP.

(11) Based solely on information on a Schedule 13D dated November 9, 1995 furnished to the Company by Dawson-Samberg Capital Management ('Dawson-Samberg'), Pequot General Partners ('Pequot') DS International and Pequot Endowment Partners ('DS International') and Pequot Endowment Fund LP (Pequot Endowment). The Schedule 13D indicates that Dawson-Samberg, Pequot DS International and Pequot Endowment beneficially own 117,350, 404,600, 373,300 and 267,900 shares, respectively, which represents approximately .5%, 1.9%, 1.7% and 1.3% of the outstanding Common Stock, respectively.

(12) Includes 550,000 warrants which are exercisable.

(13) Based solely on information in Amendment No. 2 to Schedule 13G dated February 10, 1995 furnished to the Company by GEPT, GEPT now beneficially owns 2,101,404 shares of Common Stock of the Company representing approximately 9.7 percent of the outstanding Common Stock.

(14) Includes 848,850 shares subject to options. Also includes 2,499 shares subject to currently exercisable warrants issued in connection with the purchase and subsequent exchange of the Company's Floating Rate Promissory Notes. Does not include 88,876 shares issued to Mr. Fassler's wife and the Poch Children Trust.

                             EXECUTIVE COMPENSATION
                           SUMMARY COMPENSATION TABLE

     The following summary compensation table sets forth the aggregate compensation paid or accrued by the Company to the Principal Executive Officer and the four other most highly compensated executive officers (collectively, the 'named executive officers') for services rendered during the fiscal years ended December 31, 1993, 1994 and 1995.

                                                                    LONG TERM COMPENSATION
                                       ANNUAL COMPENSATION                  AWARDS
                                 -------------------------------          SECURITIES
NAME AND PRINCIPAL POSITION      YEAR      SALARY($)    BONUS($)      UNDERLYING OPTIONS
- ------------------------------   ----      ---------    --------    ----------------------
Gerald A. Poch ...............   1995        311,700           0            150,000(1)
  Co-Chairman of the Board,      1994        300,000     470,000             15,000
  Co-President and               1993        211,153     100,000             90,000
  Principal Executive Officer
Leonard J. Fassler ...........   1995        311,700           0            150,000(1)
  Co-Chairman of the Board       1994        300,000     470,000             15,000
                                 1993        221,153           0             90,000
James K. McCleary ............   1995        300,000           0             75,000
  Co-Chairman of the Board,      1994        300,000     470,000             15,000
  Co-President and               1993        100,000(2)        0             15,000
  Chief Executive Officer of
  AmeriData, Inc.
John L. Harvatine ............   1995        154,800      38,519             57,500
  Vice President and Chief       1994        147,692      63,998                  0
  Financial Officer              1993         88,286      25,953              2,600
David F. Mitchell ............   1995        167,300           0              5,625
  President--AmeriData           1994         63,786(3)        0             46,000
  Consulting, Inc.

- ------------------
(1) Includes 75,000 options regranted upon cancellation of option originally granted in 1993.
(2) Salary from July 1993 upon commencement of his employment with the Company.
(3) Salary from September 1994 upon commencement of his employment with the Company.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information with respect to individual grants of stock options made during the fiscal year ended December 31, 1995 to each of the named executive officers.

                                             INDIVIDUAL GRANTS                           POTENTIAL REALIZABLE VALUE AT

                          -------------------------------------------------------             ASSUMED ANNUAL RATES
                          NUMBER OF      % OF TOTAL                                       OF STOCK PRICE APPRECIATION
                          SECURITIES      OPTIONS                                             FOR OPTION TERMS (1)
                          UNDERLYING     GRANTED TO     EXERCISE OR                  --------------------------------------
                           OPTIONS      EMPLOYEES IN    BASE PRICE     EXPIRATION    5% APPRECIATION     10% APPRECIATION
NAME                      GRANTED(#)    FISCAL YEAR       ($/SH)          DATE             ($)                  ($)
- -----------------------   ----------    ------------    -----------    ----------    ---------------    -------------------
Gerald A. Poch.........    15,000(2)         1.5            9.625        3/1/05         $ 102,555            $ 267,544
                           60,000(3)         5.9            7.625       5/22/05           287,719              729,137
                           75,000(4)         7.5            7.625        8/4/04           359,649              911,421
Leonard J. Fassler.....    15,000(2)         1.5            9.625        3/1/05           102,555              267,544
                           60,000(3)         5.9            7.625       5/22/05           287,719              729,137
                           75,000(4)         7.5            7.625        8/4/04           359,649              911,421
James K. McCleary......    15,000(2)         1.5            9.625        3/1/05           102,555              267,544
                           60,000(3)         5.9            7.625       5/22/05           287,719              729,137
John L. Harvatine......    50,000(2)         5.0           10.500      10/30/05           330,170              836,715
                            7,500(5)          .7            7.625       5/22/05            40,284              104,875
David F. Mitchell......     5,625(5)          .6            7.625       5/22/05            30,213               78,656

                                                        (Footnotes on next page)

(Footnotes from previous page)
- ------------------
(1) The indicated dollar amounts are the result of calculations based on the exercise price of each option and assume five and ten percent annual appreciation rates set by the Securities and Exchange Commission over the ten-year option period, and, therefore, are not intended to forecast possible future appreciation, if any, of the Company's stock price.

(2) Each of these stock options vest and become exercisable in equal annual installments of 25% each on the first through the fourth anniversaries of the date of grant and expire ten years from the date of grant.

(3) Vest and are exercisable 50% per year on December 31, 1995 and December 31, 1996.

(4) Reflects options cancelled and regranted. Such options vested in full on December 31, 1995.

(5) 50% of the options shall vest in 25% increments over four years, the other 50% are performance-based and vest on March 31, 1996 if certain objectives are met. Should optionee fail to meet objectives, the performance-based option shares will vest in 16.66% increments over six years commencing March 31, 1996.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUE


     The following table sets forth certain information with respect to the outstanding stock options as of December 31, 1995 for each of the named executive officers.

                                                                    NUMBER OF SECURITIES
                                                                         UNDERLYING                 VALUE OF UNEXERCISED
                                                                   UNEXERCISED OPTIONS AT               IN-THE-MONEY
                                 SHARES                                 12/31/95($)                OPTIONS AT 12/31/95($)
                              ACQUIRED ON         VALUE        ------------------------------  ------------------------------
NAME                         EXERCISE(1)(#)   REALIZED(2)($)     EXERCISABLE/UNEXERCISABLE       EXERCISABLE/UNEXERCISABLE
- ---------------------------  --------------   --------------   ------------------------------  ------------------------------
Gerald A. Poch.............      120,000         1,189,669         110,625         91,875      $   224,831     $   281,925
Leonard J. Fassler.........      120,000         1,189,669         110,625         91,875          224,831         281,925
James K. McCleary..........            0                            41,250         63,750           60,150          60,225
John L. Harvatine..........            0                             1,300         58,800            5,369          20,406
David F. Mitchell..........            0                            11,500         40,125                0          11,128

- ------------------

(1) These shares were acquired upon the exercise of options granted from 1991 through 1993.

(2) Market value of underlying securities at exercise date or year-end, as the case may be, minus the exercise price.

                             EMPLOYMENT AGREEMENTS

     Effective August 1, 1993, the Company entered into employment agreements with each of Gerald A. Poch, Co-Chairman of the Board, Co-President and Principal Executive Officer of the Company and Leonard J. Fassler, Co-Chairman of the Board of the Company, which agreements expire in December 1998. The agreements, which were amended in January 1994 and amended and restated in March 1995, provide for a base salary at the rate of $250,000 per year through December 31, 1993, and provide for a base salary at the rate of $300,000 per year thereafter, subject to cost of living increases and an automobile allowance not to exceed $500 per month. In January 1994, AmeriData entered into an employment agreement with James K. McCleary, Co-President and Co-Chairman of the Board of the Company and Chief Executive Officer of AmeriData, which was amended in March 1995, and expires in December 1998. The agreement provides for a base salary at the rate of $300,000 per year, subject to cost of living increases and an automobile allowance not to exceed $500 per month. In 1996, the base salary of each of Messrs. Poch, Fassler and McCleary was increased to $322,000 pursuant to the cost of living adjustment. The agreements of Messrs. Poch, Fassler and McCleary also provide that an annual bonus pool may be established of up to 10% of the Company's pre-tax income for the awarding of bonuses to senior management and that Messrs. Poch, Fassler and McCleary are each entitled to an annual bonus equal to 2.5% of such income; provided, however, that the annual bonus and salary for each of Messrs. Poch, Fassler and McCleary for any year shall not exceed an aggregate of $1 million each. The employment agreements provide for the employees to devote substantially all of their business time to the Company, are automatically renewable for successive one-year terms unless terminated by either party upon three months' prior written notice and contain provisions that the employees will not compete with the Company during the term of their employment or for a period of two years following termination. Each agreement also contains provisions that in the event the employee's employment is terminated, except by reason of termination for cause, the Company will pay severance equal to the base salary and bonus through the end of the term of the agreement.

     The foregoing employment agreements have been amended and restated in certain respects as described in Item 3(b)(1) of the Solicitation/Recommendation Statement to which this Schedule I is attached.

     In connection with the acquisition of David Mitchell & Associates, Inc., AmeriData Consulting, Inc. entered into an employment agreement dated September 9, 1994 with David F. Mitchell, President of AmeriData Consulting, Inc., a wholly-owned subsidiary of the Company. The agreement expires on December 31, 1999 and provides for a base salary of up to $250,000 per year, subject to annual increases at the discretion of the Board of Directors, and an automobile allowance not to exceed $500 per month. The agreement provides that Mr. Mitchell is entitled to an annual bonus equal to 10% of the pre-tax income of AmeriData Consulting, Inc. and its subsidiaries commencing in 1996. The agreement also provides that in the event Mr. Mitchell's employment is terminated, except by reason of termination for cause, the Company will pay Mr. Mitchell his base salary and bonus for the remainder of the employment term. Pursuant to the acquisition agreements, the Company also agreed to pay Mr. Mitchell additional purchase price upon the achievement of certain earnings in 1994 and 1995. Accordingly, in February 1995, Mr. Mitchell received $500,000. In addition, in April 1996, Mr. Mitchell received an additional $1.5 million.

                             EXECUTIVE COMPENSATION
                      REPORT OF THE COMPENSATION COMMITTEE
                                  INTRODUCTION

     This report discusses the Company's 1995 compensation policies and the manner in which compensation was determined for the Company's executive officers, including the Principal Executive Officer and the other named executive officers.

     The Compensation Committee consists of Messrs. Kerbs, Towell and Williams, each a non-employee director. The Compensation Committee was formed to conduct annual reviews of the compensation of the Company's senior executives and to administer the Plans. During 1995, the Compensation Committee approved certain amendments to the 1991 Stock Option Plan. Such amendments will be submitted to the Company's stockholders for approval at the Annual Meeting of Stockholders scheduled to be held on May 21, 1996. The Compensation Committee reviews and approves the annual incentive bonus payments to executive officers, the employment arrangement with executive officers and the grant of options to executive officers and employee directors. The Compensation Committee has engaged Towers Perrin, an Executive Compensation consulting firm, to assist in such review.

     The Company's compensation policy for executive officers is designed to provide competitive compensation based on individual contributions and achievements and overall corporate performance in order to attract and retain qualified executives. The performance of each senior executive is examined annually by the Compensation Committee based on a review of such officer's achievements, including financial and strategic management, performance of key responsibilities, development of shareholder equity, and other characteristics critical to the overall success and competitiveness of the Company. The Company attempts to align each executive's compensation with the interests of the Company's shareholders by linking executive compensation to Company performance with a compensation package consisting of a base salary, bonuses and stock options, in each case to reward individual contributions to the Company's success.

                                  BASE SALARY

     Base salary is established at a level sufficient to attract and retain highly qualified executives in a competitive environment and within the Company's internal salary structure. Messrs. Poch's, Fassler's and McCleary's salaries are subject to the terms of individual employment agreements that were effective with respect to Messrs. Poch and Fassler on August 1, 1993, as amended in January 1994, and Mr. McCleary on January 1, 1994, and each as amended and restated in March 1995 and each of which expire in December 1998. See the information under the heading 'Employment Agreements'. Such employment agreements do not provide for future increases in base salary through 1998 other than annual cost of living adjustments. In 1993 and 1994, there was no such adjustment and the initial cost of living adjustment of $11,700 was effective in 1995 for Messrs. Poch and Fassler. The average increase in base salaries for executive officers of the Company from 1994 to 1995 was 3.9%. The base salary of the Principal Executive Officer, Mr. Poch, was increased from $300,000 in 1994 to $311,700 in 1995 pursuant to the terms of his employment agreement, which provides for a cost of living adjustment.

                                INCENTIVE BONUS

     Pursuant to their individual employment agreements, Messrs. Poch, Fassler and McCleary were each entitled to an annual bonus equal to 2.5% of the Company's pre-tax income. However, Messrs. Poch, Fassler and McCleary elected not to receive a bonus for their 1995 performance. Mr. Harvatine received a bonus of $38,519 prior to his appointment as Chief Financial Officer pursuant to the AmeriData Technologies, Inc. employee bonus plan.

                              STOCK OPTION GRANTS

     The most significant form of long-term incentive compensation for executives of the Company is grants of stock options under the Company's 1991 Stock Option Plan. The Company believes that such grants reinforce an executive's long-term perspective on the Company's performance since such compensation most directly reflects the financial performance of the Company and increases in shareholder value.

     Stock Options under the 1991 Stock Option Plan are granted to executive officers at the fair market value of the Company's Common Stock on the date of grant, and the majority of which grants do not vest more than 25 percent each year and are exercisable for periods ranging from five to ten years. The grant of appropriate levels of stock options exercisable over time is expected to encourage equity appreciation by providing a direct incentive to executives to achieve long-term success for the Company. As set forth on the table entitled 'Option Grants in Last Fiscal Year', the named executive officers received grants of options to purchase an aggregate of 288,125 shares of Common Stock in 1995 under the Company's 1991 Stock Option Plan. In addition, 157,500 options granted in 1993 to Messrs. Fassler, McDevitt and Poch were canceled and regranted as described under the heading 'Compensation Committee Report on 1995 Cancellation and Regrant of Options'. Mr. Mitchell received a grant of 5,625 options and Mr. Harvatine received a grant of 7,500 options in May 1995 and a grant of 50,000 options at the commencement of his role as Chief Financial Officer with the Company. Exercise prices of options granted to directors and executive officers range from $7.62 to $10.50 per share, in each case representing the fair market value of the Company's Common Stock on the date of grant. The options are generally exercisable for ten years from their respective dates of grant. Options granted to named executive officers with respect to 275,300 shares were vested on December 31, 1995. The balance generally vest in equal annual installments of 25 percent each on the first through the fourth anniversaries of the date of grant other than 180,000 options granted in May 1995, which options vest in 50 percent installments on the anniversary of the last day of the calendar year in which they were granted, and 13,125 options, as to which 50 percent vest in 25 percent increments over four years and 50 percent vest on March 31, 1996 if certain objectives are met and, if such objectives are not met, these options vest in 16.6 percent increments over six years. In 1995, the Principal Executive Officer received options for 15,000 shares, none of which were vested on December 31, 1995 and options for 60,000 shares, 50 percent of which vested on December 31, 1995, in addition to the 75,000 options cancelled and regranted as discussed below. The determination of the amounts and vesting of the options granted to executives of the Company in 1995 was approved by the Compensation Committee based on its subjective judgment as to the respective contributions of each executive to the Company during 1995 and the expected future contribution of each executive during the term of the option. In making such grants in 1995, the Compensation Committee considered the number of options previously granted to each executive. On March 1 of each year commencing in 1995, the Stock Option Plan provides for an automatic grant of 15,000 options to each non-employee director. The formula grant to the non-employee directors was approved by the Company's shareholders at the Annual Meeting held in May 1994. Similar grants to the inside directors were approved by the Compensation Committee in March 1996. Any similar grants to employee directors or other grants of options under the Stock Option Plan is subject to the approval of the Compensation Committee.

             COMPENSATION COMMITTEE REPORT ON 1995 CANCELLATION AND
                               REGRANT OF OPTIONS

     During the 1995 fiscal year, the Compensation Committee felt that circumstances had made it necessary for the Company to implement an option cancellation/regrant program pursuant to which outstanding options in an aggregate amount of 157,500 held by certain of the Company's long-standing executive officers under the Option Plan were canceled, and new options for the same number of shares were granted with a lower exercise price per share equal to the market price of the Company's Common Stock on the date of grant.

     The Compensation Committee determined that this program was necessary because equity incentives are a significant component of the total compensation package of executive employees and play a substantial role in the Company's ability to retain the services of individuals essential to the Company's long-term financial success. Prior to the implementation of the program, the market price of the Company's Common Stock had fluctuated as a result of market factors which affected stock prices throughout the industry and which the Compensation Committee believed did not necessarily reflect the market's particular assessment of the Company's progress in revenue growth, customer satisfaction and marketing. The Compensation Committee felt that the Company's ability to retain such key employees would be significantly improved by restoring the value to their options in the form of regranted options at the market price of the Company's Common Stock on the date of grant. Accordingly, on May 19, 1995, the Compensation Committee approved the cancellation of stock options granted to certain of the Company's founding executive officers, Messrs. Fassler, Poch and McDevitt with an exercise price of $13.17, together with a regrant of a new option for the same number of shares with an exercise price of $7.625, which exercise price was equal to the market price of the Company's Common Stock on such date. Each regranted option covered the same number of shares subject to the higher-priced option at the time of cancellation and is on substantially similar terms to the old grant, which was fully vested as of December 31,1993 except that the regranted options vested in full on December 31, 1995. The lower exercise prices in effect under the regranted options make those options valuable once again to the executive officers critical to the Company's financial performance. No other option grants, including without limitation the automatic option grants to the non-employee directors, were eligible for participation in the cancellation and regrant program.

                   TEN-YEAR INFORMATION REGARDING REPRICING,
                          REPLACEMENT OR CANCELLATION
                             AND REGRANT OF OPTIONS

     As discussed in the Compensation Committee Report on 1995 Cancellation and Regrant of Options, the Company implemented an option cancellation/regrant program with respect to stock options granted in 1993 to certain of the founding key executive officers for a total of 157,500 shares effective on May 19,1995 and options held by those employees with an exercise price of $13.17 were canceled in exchange for new options for the same number of shares with an exercise price of $7.625 per share.

     The following table sets forth information with respect to each of the

Company's executive officers concerning his participation in the option cancellation/regrant program which was effected on May 19, 1995.

                                                                                                             LENGTH OF
                                                                                                             ORIGINAL
                                                                                                              OPTION
                                                                                                               TERM
                                                  NUMBER OF                                                  REMAINING
                                                  SECURITIES    MARKET PRICE      EXERCISE                    AT DATE
                                                  UNDERLYING    OF STOCK AT       PRICE AT                      OF
                                                   OPTIONS        TIME OF         TIME OF          NEW       REPRICING
                                                   REPRICED     REPRICING OR    REPRICING OR    EXERCISE        OR
NAME AND PRINCIPAL POSITION             DATE      OR AMENDED    AMENDMENT($)    AMENDMENT($)    PRICE($)     AMENDMENT
- -----------------------------------   --------    ----------    ------------    ------------    ---------    ---------
Gerald A. Poch--Co-Chairman of the
  Board, Co-President and Principal
  Executive Officer................    5/19/95      75,000          7.625           13.17         7.625       9 years
Leonard J. Fassler--Co-Chairman of
  the Board........................    5/19/95      75,000          7.625           13.17         7.625       9 years
Richard H. McDevitt--Vice
  President, Treasurer and
  Principal Accounting Officer.....    5/19/95       7,500          7.625           13.17         7.625       9 years

                  DEDUCTIBILITY CAP ON EXECUTIVE COMPENSATION

     Beginning in 1994, a new federal tax law disallows corporate deductibility for certain compensation paid in excess of $1 million to the Principal Executive Officer and the four other most highly paid executive officers of publicly held companies. 'Performance-based compensation,' as defined in the tax law, is not subject to the deductibility limitation provided shareholder approval and other requirements are met. Prior to the election of the Compensation Committee, executive option grants were determined by the entire Board of Directors. Some of the options previously granted to such executives by the entire Board of Directors may be subject to the deductibility limitation to the extent that exercises of options (or sales of shares received upon the exercise of incentive stock options), together with other disqualified compensation, exceeds $1 million in any year for such executive officers. It is the Company's general intention to make efforts to maximize the deductibility of compensation paid to its officers under the new law. At the Company's Annual Meeting held in May 1995, the shareholders approved amendments to the Company's 1991 Stock Option plan to allow grants of stock options, of up to 75,000 shares per year to any person, that are exempt from the deductibility limits imposed by the new law. During 1995, the Company did not exceed the $1 million deductibility cap with respect to any officer covered by the new law.

     The Compensation Committee hereby submits this report.


                                EDWARD A. KERBS
                               ANTHONY P. TOWELL
                              RICHARD J. WILLIAMS

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Each member of the Company's Compensation Committee participated in deliberations concerning executive officer compensation.

     Mr. McCleary currently serves as Co-Chairman of the Board of Directors and Co-President of the Company and has an employment agreement with the Company as described under the heading 'Employment Agreements'. Additionally, the Company leases AmeriData's headquarters and warehouse facilities from Mr. McCleary and his wife, Carol A. E. McCleary, pursuant to a sixteen-year lease providing for a base monthly rent of approximately $44,000.

                            STOCK PERFORMANCE GRAPH

     The following graph summarizes the cumulative return experience by the Company's shareholders from October 29, 1991 through December 31, 1995, compared to the Standard & Poor's 500 index; a composite peer group index consisting of the Hambrecht & Quist indexes for Computer Software-Information Technology Companies, Computer Hardware-Personal Computer Manufacturers, and Communications-Networking Companies. The returns set forth are based on the Company's Common Stock price beginning on October 29, 1991, at which date the stock was at its initial public offering price, and the two composite indices at October 29, 1991. The comparison assumes $100 was invested on October 29, 1991 in the Company's Common Stock and in each of the foregoing indices. The Company has not paid dividends on its Common Stock since October 29, 1991.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
     AMONG AMERIDATA TECHNOLOGIES, INC., THE S&P 500 INDEX AND A PEER GROUP


54584--AMERIDATA TECHNOLOGIES-Notice & Proxy Statement
Scott Printing Corporation-(212)962-4405   (212)943-8970

  File Last changed       Tuesday, April 9, 1996 3:58 pm


  Ameridata       Peer Group       S&P 500
  ---------       -----------     ---------
  1991   100       1991  100      1991  100
  1992   126       1992  108      1992  104
  1993   289       1993  148      1993  117
  1994  1216       1994  165      1994  128
  1995   632       1995  206      1995  130
  1996   608       1996  319      1996  179



- ------------------
* $100 INVESTED ON 10/29/91 IN STOCK OR INDEX--INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING DECEMBER 31.

                            DIRECTORS' COMPENSATION

     In 1995, all of the members of the Company's Board of Directors received stock options to purchase 15,000 shares of the Company's Common Stock under the Company's 1991 Stock Option Plan. Commencing in 1995, non-employee directors received $500 per each Compensation or Audit Committee meeting attended. On March 1st of each year, non-employee directors receive automatic grants of options to purchase 15,000 shares of the Company's Common Stock. Such options vest at a rate of 25 percent per year and may be exercised at a price equal to the fair market value of the Common Stock on the date of grant. Similar grants of options to the inside directors were approved in March 1996 by the Compensation Committee. The options are generally exercisable for a period of ten years and expire three months after retirement (or resignation) or one year following death or disability. In addition, Mr. Towell received approximately $15,000 in connection with services rendered to the Company's United Kingdom subsidiary.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     All of the executive officers and directors of the Company filed the required forms pursuant to Section 16 of the Exchange Act for the year ended December 31, 1995. However, each of Messrs. Poch, Fassler, McCleary and Harvatine filed a late Form 5, and Messrs. Poch and Fassler reported the repricing discussed under the heading 'Compensation Committee Report on 1995 Cancellation and Regrant of Options' on such form and Mr. Harvatine filed a late Form 3.


     For a description of certain other relationships and transactions, see the heading 'Compensation Committee Interlocks and Insider Participation'.